Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CARE FINDERS TOTAL CARE LLC,

MODIVCARE INC.,

SOCRATES HEALTH HOLDINGS, LLC,

SAINTS MERGER SUB, LLC

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC

as the Seller Representative

DATED AS OF JULY 25, 2021

TABLE OF CONTENTS

Page

ARTICLE 1 DEFINITIONS		6
1.1	Definitions	6
1.2	Other Capitalized Terms	24
1.3	Interpretive Provisions	25

ARTICLE 2 MERGER		27
2.1	Purchase Price; Merger	27
2.2	Effective Time	27
2.3	Effect of Merger	28
2.4	Organizational Documents of the Surviving Company	28
2.5	Managers and Officers of the Surviving Company	28
2.6	Effect of the Merger on Equity Interests	29
2.7	Closing Actions	30
2.8	Purchase Price Adjustment	31
2.9	Delivery of Letter of Transmittal from and after the Closing Date	35
2.10	Paying Agent Matters	35
2.11	Tax Withholding	35
2.12	Earnout Obligations	36

ARTICLE 3 THE CLOSING		37
3.1	Closing; Closing Date	37
3.2	Deliveries by the Company	37
3.3	Deliveries by Parent	38

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		38
4.1	Organization and Qualification	38
4.2	Capitalization	39
4.3	Subsidiaries	40
4.4	Authority; Binding Obligation	41
4.5	No Defaults or Conflicts	41
4.6	No Governmental Authorization Required	42
4.7	Financial Statements; No Undisclosed Liabilities	42
4.8	Intellectual Property.	43
4.9	Compliance with the Laws	44
4.10	Contracts	45
4.11	Litigation	47
4.12	Taxes	47
4.13	Permits	49
4.14	Employee Benefit Plans	49
4.15	Labor Relations	50
4.16	Environmental Compliance	51
4.17	Insurance	52
4.18	Title to and Sufficiency of Assets	52

i

4.19	Real Property	52
4.20	Affiliate Transactions	53
4.21	Absence of Certain Changes or Events	53
4.22	Brokers	53
4.23	Compliance with Healthcare Laws	54
4.24	Payors	58
4.25	Accounts Receivable	58
4.26	Exclusivity of Representations	59

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES		59
5.1	Organization	59
5.2	Authority; Binding Obligation	59
5.3	No Defaults or Conflicts	60
5.4	No Authorization or Consents Required	60
5.5	Brokers	60
5.6	Litigation	61
5.7	Acknowledgments	61
5.8	Investment Purpose	61
5.9	Financing	62
5.10	Solvency	62

ARTICLE 6 COVENANTS		62
6.1	Conduct of Business of the Company	62
6.2	Access to Information; Confidentiality; Public Announcements	65
6.3	Filings and Authorizations; Consummation	67
6.4	Further Assurances	68
6.5	Officer and Director Indemnification and Insurance	68
6.6	Exclusivity	69
6.7	Waiver of Conflicts Regarding Representation	70
6.8	Employee Matters	70
6.9	Tax Certificates	71
6.10	Access to Books and Records	71
6.11	Tax Matters	72
6.12	Consent and Agreement	74
6.13	Termination of Affiliate Contracts	74
6.14	Section 280G Approval	74
6.15	Paying Agent Agreement	75
6.16	Indemnification by Merger Participants	75
6.17	Collection Efforts	79
6.18	Additional Information	79

ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT, MERGER SUB AND THE GUARANTOR		79
7.1	Representations and Warranties Accurate	80
7.2	Performance	80
7.3	No Material Adverse Effect	80

7.4	Officer’s Certificate	80
7.5	Consent and Agreement	80
7.6	Closing Deliverables	80
7.7	No Injunction or Prohibition	80
7.8	HSR Act Approvals	80
7.9	Incentive Unit Bonus and Release Agreements	81
7.10	Healthcare Approvals	81

ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		81
8.1	Representations and Warranties Accurate	81
8.2	Performance	81
8.3	Officer Certificate	81
8.4	Closing Deliverables	81
8.5	No Injunction or Prohibition	81
8.6	HSR Act Approvals	82

ARTICLE 9 TERMINATION		82
9.1	Termination	82
9.2	Survival After Termination	83

ARTICLE 10 MISCELLANEOUS		83
10.1	Nonsurvival of Representations and Warranties; Survival of Covenants	83
10.2	Expenses	83
10.3	Amendment	83
10.4	Entire Agreement	84
10.5	Headings	84
10.6	Notices	84
10.7	Exhibits and Disclosure Letter	85
10.8	Waiver	86
10.9	Binding Effect; Assignment	86
10.10	No Third Party Beneficiary	86
10.11	Counterparts	86
10.12	Release	86
10.13	Governing Law and Jurisdiction	87
10.14	WAIVER OF JURY TRIAL	87
10.15	Conveyance Taxes	88
10.16	Specific Performance	88
10.17	Severability	88
10.18	Limitation on Recourse	89
10.19	Seller Representative Expense Fund	89
10.20	Guarantee	90
10.21	Seller Representative	91

EXHIBITS

Exhibit A Exhibit B Exhibit C Exhibit D Exhibit E Exhibit F Exhibit G Exhibit H

Form of Consent and Agreement

Form of Restrictive Covenants Agreement

Current Assets and Current Liabilities

Form of Escrow Agreement

Incentive Unit Bonus and Release Agreement

Warrant Cancellation Agreement

Form of Letter of Transmittal

Purchase Price Allocation

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 25, 2021, by and among ModivCare Inc., a Delaware corporation (the “Guarantor”), Socrates Health Holdings, LLC, a Delaware limited liability company (“Parent”), Saints Merger Sub, LLC, a Delaware limited liability company and wholly owned Subsidiary of Parent (“Merger Sub” and together with Parent, the “Parent Parties”), Care Finders Total Care LLC, a Delaware limited liability company (the “Company”), and Shareholder Representative Services LLC, solely in its capacity as the representative, agent and attorney-in-fact of the Merger Participants (each as defined below) (the “Seller Representative”).

RECITALS

WHEREAS, Parent has formed Merger Sub, solely for the purpose of effecting a merger of Merger Sub with and into the Company, with the Company being the surviving limited liability company (such entity, the “Surviving Company”, and such merger, the “Merger”), on the terms and subject to the conditions set forth in this Agreement, including Section 18-209 of the DLLCA (as defined below);

WHEREAS, on the terms and subject to the conditions of this Agreement and the applicable provisions of the DLLCA, the Parent Parties, the Company and the Seller Representative are hereby adopting a plan of merger that provides (i) for the Merger, (ii) that each issued and outstanding Class A Common Unit (other than any Class A Common Units held by Parent or its Subsidiaries immediately prior to the Merger) will be converted into the right to receive a portion of the Aggregate Closing Date Consideration and the Additional Consideration Payment, if any, on the terms and subject to the conditions set forth in this Agreement and based on the applicable liquidation preferences and other rights, preferences and privileges of such Class A Common Units as set forth in the Company’s Organizational Documents, and (iii) that each issued and outstanding unit in Merger Sub will be converted into one issued and outstanding unit in the Surviving Company;

WHEREAS, the board of directors of the Company (the “Company Board”) and the managing members of the Company (the “Managing Members”) have unanimously (i) determined that it is in the best interests of the Company and the Company’s equityholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) recommended that the holders of Company Units adopt this Agreement and the Merger;

WHEREAS, promptly following the execution and delivery of this Agreement, it is expected that the holders of at least 75% of the outstanding Class A Common Units will deliver a written consent and agreement, substantially in the form attached as Exhibit A (the “Consent and Agreement”), irrevocably approving and adopting this Agreement and the Merger in accordance with the DLLCA and the Organizational Documents of the Company;

WHEREAS, concurrently with execution and delivery of this Agreement, it is expected that the holders of each Warrant will deliver a Warrant Cancellation Agreement, substantially in the form attached as Exhibit F (the “Warrant Cancellation Agreements”), agreeing to, among other things, the cancellation of the Warrants and the release of any claims with respect thereto, effect as of the Closing, in exchange for the consideration described herein;

WHEREAS, Parent, as the sole member of Merger Sub, has (i) determined that it is in the best interests of Merger Sub and Parent, and declared it advisable, to enter into this Agreement, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, as an inducement to the Company to enter into this Agreement, Parent will deliver immediately after the execution and delivery of this Agreement a written consent executed by Parent, as the sole member of Merger Sub, approving and adopting this Agreement and the consummation of the transactions contemplated hereby, which consent by its terms is effective immediately following the execution and delivery of this Agreement in accordance with Section 18-302 of the DLLCA; and

WHEREAS, as an inducement to Parent to enter into this Agreement, at the Closing, the Company will deliver or cause to be delivered to Parent restrictive covenant agreements, substantially in the form of Exhibit B (the “Restrictive Covenant Agreements”) from the equityholders of the Company set forth on Section 1.1(a) of the Disclosure Letter.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1

DEFINITIONS

1.1    Definitions. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

“Accounting Methodology” means GAAP as consistently applied by the Company and the Company Subsidiaries using the same accounting principles, methods and practices utilized in preparing the most recent Audited Financial Statements; provided, that in the event of any conflict between GAAP and the application of such principles, methods and practices, GAAP shall control.

“Action” means any action, claim, charge, complaint, hearing, petition, audit, suit, arbitration, mediation, examination, consent decree, appeal, challenge, review, notice of violation, citation, summons subpoena, inquiry, inspection, investigation or other proceeding, in each case before any Governmental Authority, whether civil, criminal, administrative or otherwise, in law or in equity.

“Adjustment Escrow Account” shall mean the account designated by the Escrow Agent to hold the Adjustment Escrow Amount in accordance with the terms of this Agreement and the Escrow Agreement.

“Adjustment Escrow Amount” means Three Million Five Hundred Thousand Dollars ($3,500,000).

“Adjustment Escrow Fund” means the Adjustment Escrow Amount deposited into escrow pursuant to the Escrow Agreement.

“Affiliate” means, as to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such first Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting stock, by Contract or otherwise.

“Aged Receivables” means, with respect to the Company and the Company Subsidiaries, accounts receivable due to the Company or the Company Subsidiaries by a customer or customers that have been invoiced and are more than 120 days past due the applicable invoice date.

“Aged Receivables Accounting Expenses” means the reasonable third-party costs and expenses of Parent or its Affiliates incurred in connection with accounting and reconciling the Aged Receivables.

“Aggregate Closing Date Consideration” means an amount equal to the Enterprise Value (a) plus the sum of (i) the Working Capital Overage, if any, and (ii) Closing Cash (b) minus the sum of (i) the Working Capital Underage, if any, (ii) Closing Indebtedness, (iii) the Seller Expenses, (iv) the Transaction Bonuses, (v) the Adjustment Escrow Amount, (vi) the Special Indemnification Escrow Amount, (vii) the Earnout Escrow Amount, (viii) the Seller Representative Expense Fund and (ix) the Estimated Incentive Unit Bonus Payment Amount.

“Ancillary Agreements” means the Consent and Agreement, the Escrow Agreement, the Letters of Transmittal, the Paying Agent Agreement, the Restrictive Covenant Agreements, the Warrant Cancellation Agreements, the Incentive Unit Bonus and Release Agreements and all other agreements, documents and instruments required to be delivered by any party pursuant to this Agreement, and any other agreements, documents or instruments entered into at or prior to the Closing in connection with this Agreement or the transactions contemplated hereby.

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by Law or executive order to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020 and the Consolidated Appropriations Act, 2021, in each case, including applicable rules and regulations promulgated thereunder.

“Closing Cash” means all cash and cash equivalents (including marketable securities, but only to the extent convertible to cash within 30 days of the Closing Date) of the Company Group determined on a consolidated basis as of the Reference Time, in accordance with the Accounting Methodology and without giving effect to the transactions contemplated hereby, net of (i) any written, uncleared and outstanding checks, wires and bank overdrafts of the Company or the Company Subsidiaries and (ii) any security deposits or cash escrows in respect of prior acquisition agreements of the Company.

“Closing Date Aged Receivables” means, with respect to the Company and the Company Subsidiaries, cash representing the amount of Aged Receivables as of the Reference Time.

“Closing Indebtedness” means the amount of Indebtedness of the Company Group determined on a consolidated basis as of immediately prior to the Closing on the Closing Date without giving effect to the transactions contemplated hereby.

“Closing Working Capital” means, as of the Reference Time, all Current Assets minus all Current Liabilities, determined in accordance with the Accounting Methodology and without giving effect to the transactions contemplated hereby. Closing Working Capital shall exclude any Closing Date Aged Receivables.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collected Receivables” means the Closing Date Aged Receivables minus the Final Aged Receivables.

“Company Affiliated Person” means: (i) any current or former director, manager or executive officer of the Company Group; (ii) any spouse, parent or natural or adopted child of any of the individuals referenced in the foregoing clauses; (iii) each trust or other estate planning vehicle created solely for the benefit of one or more of the Persons referenced in the foregoing clauses; (iv) any Affiliate of any Person referenced in the foregoing clauses; (v) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s immediate family, more than five percent (5%) of the outstanding equity or ownership interests of the Company and the Company Subsidiaries; and (vi) each custodian or guardian of any property of one or more of the Person described in clauses (i) through (iii) above in his or her capacity as such custodian or guardian.

“Company Group” means the Company and the Company Subsidiaries.

“Company LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of April 30, 2014, as amended by that certain First Amendment to the Amended and Restated Limited Liability Company Agreement of the Company, dated as of October 31, 2016, and further amended by that certain Second Amendment to the Amended and Restated Limited Liability Company Agreement of the Company, effective as of January 1, 2017.

“Company Units” means the Class A Common Units and Class B Common Units (in each case, as defined in the Company LLC Agreement).

“Contract” means any written or oral contract, agreement, lease, license, note, indenture or similar commitment or arrangement (including Third Party Payor Authorizations).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variations or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any action or inaction by the Company Group or any third party in response to COVID-19, including any workforce reduction or its or their compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, guidelines or recommendations promulgated by any Governmental Authority or any industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the CARES Act and Families First Act or any disaster plan of the Company Group or any change in applicable Laws related to, in connection with or in response to COVID-19.

“Current Assets” means, as of the Reference Time, the consolidated assets of the Company Group set forth under “Current Assets” in Exhibit C attached hereto, subject to the modifications set forth in Exhibit C attached hereto. For the avoidance of doubt, Current Assets shall exclude all Closing Date Aged Receivables, Closing Cash, deferred Tax assets, and income Tax assets.

“Current Liabilities” means, as of the Reference Time, the consolidated liabilities of the Company Group set forth under “Current Liabilities” in Exhibit C attached hereto, subject to the modifications set forth in Exhibit C attached hereto. For the avoidance of doubt, Current Liabilities shall exclude deferred Tax liabilities and income Tax liabilities, all Seller Expenses, all Transaction Bonuses and Closing Indebtedness.

“date hereof” and “date of this Agreement” means the date first written above.

“Distribution Waterfall Schedule” means the schedule to be delivered by the Company to Parent at least five (5) Business Days prior to the Closing Date setting forth (i) the name of each Merger Participant, together with the number of Class A Common Units and Warrants held by such Merger Participant, (ii) the number of Incentive Units held by such Merger Participant, (iii) the portion of the Aggregate Closing Date Consideration Estimate allocated to the holders of Class A Common Units, together with a per share amount allocated to each such Class A Common Unit, (iv) the portion of the Aggregate Closing Date Consideration Estimate allocated to each Warrant, (v) the amount of the Estimated Incentive Unit Bonus Payment Amount, the Incentive Unit Bonus Gross-Up Payment Amount, if any, and each Incentive Unit Bonus Recipient’s share of such amounts, and (vi) each Merger Participant’s Pro Rata Share.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“Earnout Escrow Accounts” has the meaning set forth in Section 1.1(b) of the Disclosure Letter.

“Earnout Escrow Amounts” has the meaning set forth in Section 1.1(b) of the Disclosure Letter.

“Earnout Obligations” has the meaning set forth in Section 1.1(b) of the Disclosure Letter.

“Earnout Purchase Agreements” has the meaning set forth in Section 1.1(b) of the Disclosure Letter.

“Encumbrance” means any and all liens, encumbrances, charges, mortgages, options, pledges, restrictions on transfer, security interests, hypothecations, easements, conditions, equitable interests, rights of first refusal, rights-of-way, adverse claims or encroachments of any nature whatsoever, whether voluntarily incurred or arising by operation of law.

“Enterprise Value” means an amount equal to Three Hundred and Forty Million Dollars ($340,000,000).

“Environment” means any environmental medium or natural resource, including ambient air, indoor air, surface water, groundwater, drinking water, sediment, surface and subsurface strata and plant and animal life.

“Environmental Claims” means any Action, notice of noncompliance or violation or legal proceedings by any Governmental Authority or Person alleging liability arising under any Environmental Law.

“Environmental Laws” means any applicable Law relating to pollution or protection of the Environment, including any Law relating to the use, transportation, storage, disposal or release of any Hazardous Substance.

“Equity Securities” means, with respect to any Person, any share, interest, participation or other (however designated) equity interest in such Person, including (a) capital stock, membership interests and partnership interests, (b) any stock appreciation right, phantom stock, interest in the ownership or earnings of such Person or other equity equivalent or equity-based award or right, (c) any bond, debenture or other Indebtedness having the right to vote with the equityholders of such Person or convertible or exchangeable for securities having the right to vote with the equityholders of such Person and (d) any warrant, option, convertible or exchangeable security, or other rights to purchase or otherwise acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agent” means Citibank, N.A. or another escrow agent reasonably acceptable to Parent and the Seller Representative.

“Escrow Agreement” means the Escrow Agreement in substantially the form of Exhibit D hereto.

“Estimated Incentive Unit Bonus Payment Amount” means the aggregate amount that would have been received by the Incentive Unit Bonus Recipients (assuming each of the Incentive Units were treated as profits interests) if an amount of cash equal to the Aggregate Closing Date Consideration Estimate were distributed by the Company immediately prior to the Closing pursuant to Section 5.03 of the Company LLC Agreement, assuming that all Incentive Units and Warrants outstanding were exercised immediately prior to such distribution.

“Exercise Price” means, with respect to any Warrant, the applicable exercise price payable to the Company by the holder of such Warrant, upon the exercise of such Warrant.

“Final Aged Receivables” means cash representing the amount of all Closing Date Aged Receivables that remain unpaid as of the date that is 120 days following the Closing Date.

“Financial Statements” means (i) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2020, December 30, 2019 and December 31, 2018, and the related consolidated statements of operations, members’ equity and cash flows of the Company and the Company Subsidiaries for the fiscal years then ended, together with the notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditor (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of May 31, 2021 (the “Interim Balance Sheet”) and the related consolidated statement of operations, members’ equity and cash flows of the Company and the Company Subsidiaries for the five (5) months then ended (the “Unaudited Financial Statements”).

“Fraud” means common law actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or the certifications with respect to the representations and warranties in Article IV pursuant to Section 7.4.

“Fundamental Representations” means the representations and warranties of the Company set forth in: Section 4.1(a) (Organization and Qualification), Section 4.2 (Capitalization), Section 4.3 (Subsidiaries), Section 4.4 (Authority; Binding Obligation) and Section 4.22 (Brokers).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, or any government authority, agency, department, board, tribunal, commission or instrumentality of the United States of America, any foreign government, any state of the United States of America, or any municipality or other political subdivision thereof, and any court, tribunal or arbitrator(s) of competent jurisdiction. Governmental Authority shall include any agency, branch or other governmental body charged with the responsibility and/or vested with the authority to administer and/or enforce any Healthcare Laws, including any Medicare or Medicaid contractors, intermediaries or carriers.

“Governmental Payor” means Medicare, Medicaid, TRICARE, CHAMPVA, any state health plan adopted pursuant to Title XIX of the Social Security Act, similar or successor programs with or for the benefit of, or sponsored, in whole or in part, by any Governmental Authority, and any other state or federal health care program and any other Governmental Authority which presently or in the future maintains a Third Party Payor Program.

“Hazardous Substance” means (A) any substance defined by or regulated under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., the Clean Water Act, 33 U.S.C. §1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Safe Drinking Water Act, 42 U.S.C. §300f et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §1801 et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001 et seq., the Oil Pollution Act, 15 U.S.C. §2601 et seq., and any state or local equivalents thereof; (B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; (D) lead, polychlorinated biphenyls, asbestos and radon; (E) any other pollutant or contaminant; and (F) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Healthcare Law” shall mean any and all Laws relating to (a) fraud and abuse (including without limitation the following statutes, as amended, modified or supplemented from time to time and any successor statutes thereto and regulations promulgated from time to time thereunder: the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the Stark Law (42 U.S.C. § 1395nn and §1395(q)); the civil False Claims Act (31 U.S.C. § 3729 et seq.); Sections 1320a-7 and 1320a-7a and 1320a-7b of Title 42 of the United States Code; the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173)); (b) Medicare, Medicaid, CHAMPVA, TRICARE or other Third Party Payor Programs; (c) the licensure or regulation of healthcare providers, suppliers, professionals, facilities or payors; (d) the provision of, or payment for, health care services, items or supplies; (e) patient health care; (f) quality and safety certification requirements; (g) the billing, coding or submission of claims or collection of accounts receivable or refund of overpayments; (h) Privacy Laws; (i) laws regulating the provision of free or discounted care or services; and (j) any Laws relating to the provision, administration, management and/or payment for health care or health care-related products, services, professionals or facilities, participation in and the receipt of payment from Governmental Payors and Third Party Payor Programs, the corporate practice of medicine, professional responsibility and standards of care, documentation, coding and submission of claims, physician orders, prescription drug and controlled substance sale, use, distribution, dispensing, marketing and security, refunds and overpayments, medical record retention, unprofessional conduct, patient inducements, patient referrals, false claims, healthcare advertising and marketing, medical waste requirements, professional conduct, informed consent, quality and safety, standards of care, credentialing, fee-splitting, kickbacks, rebates, inducements, referrals, billing and submission of false or fraudulent claims, and claims processing.

“Healthcare Permits” means any Permits under any Healthcare Laws.

“HIPAA” means collectively the Health Insurance Portability and Accountability Act of 1996, Pub. L. No. 104-191, the privacy standards adopted by the United States Department of Health and Human Services (the “Department”) as they may be amended from time to time, 45 C.F.R. parts 160 and 164, subparts A and E (Privacy Rule), the security standards adopted by the Department as they may be amended from time to time, 45 C.F.R. parts 160, 162, and 164, subpart C (Security Rule), the breach notification standards adopted by the Department as they may be amended from time to time, 45 C.F.R. part 164, subpart D, and the Privacy provisions (Subtitle D) of the Health Information Technology for Economic and Clinical Health Act, Division A, Title XIII of Pub. L. 111-5, as codified at 42 U.S.C. Sections 1320d through d-9, and its implementing regulations (HITECH Act).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incentive Unit Bonus and Release Agreement” means those certain Incentive Unit Bonus and Release Agreements, to be executed by each holder of Incentive Units prior to the Closing, in substantially the form of Exhibit E.

“Incentive Unit Bonus Gross-Up Payment” means, with respect to each Incentive Unit Bonus and Release Agreement, the gross-up payment payable pursuant to such Incentive Unit Bonus and Release Agreement, if any.

“Incentive Unit Bonus Gross-Up Payment Amount” means the aggregate amount of the Incentive Unit Bonus Gross-Up Payments.

“Incentive Unit Bonus Payment Amount” means the aggregate amount payable pursuant to the Incentive Unit Bonus and Release Agreements.

“Incentive Unit Bonus Recipients” means the Persons entitled to payments pursuant to the Incentive Unit Bonus and Release Agreements.

“Incentive Units” means any and all Class B Common Units (as defined in the Company LLC Agreement).

“Indebtedness” means, of any Person in his, her or its capacity as obligor or guarantor, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, including such indebtedness evidenced by any bonds, debentures, notes or other similar instruments or debt securities, (ii) obligations under any performance bond, surety bond, letter of credit or similar instrument, but only to the extent drawn or called prior to the Closing, (iii) all capitalized lease obligations as determined in accordance with GAAP, (iv) obligations in respect of the deferred purchase price of property or services (excluding future lease commitments and current accounts payable incurred in the ordinary course of business), including any purchase price adjustment liabilities, contingent consideration liabilities or any earn out liabilities associated with current or pending acquisitions (other than the Earnout Escrow Amounts), (v) all obligations with respect to interest-rate hedging, swaps or similar financial arrangements (valued at the termination value thereof and net of all payments owed to the Company or its Affiliates thereunder), (vi) all liabilities for severance or accrued compensation with respect to any former employee, officer or director of the Company or any of the Company Subsidiaries that are owed as of the Closing Date or that arise in connection with the termination of such Persons prior to the Closing Date, together with any employment Taxes payable by the Company or any of the Company Subsidiaries with respect to the foregoing, (vii) unpaid management fees or accrued and unpaid dividends or distributions owed to Company Affiliated Persons, (viii) all deposits and monies received in advance (including any customer or patient deposits), (ix) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company or any of the Company Subsidiaries, (x) the amount of any loan or deferred payments, liabilities or obligations of the Company or the Company Subsidiaries provided by or permitted by any Governmental Authority or labor union as a result of COVID-19 (including the amount of any deferred payroll Taxes of the Company or the Company Subsidiaries), (xi) any liabilities relating to stale checks or other unclaimed property of the Company and the Company Subsidiaries, (xii) all Unpaid Pre-Closing Income Taxes, (xiii) all obligations, guarantees or indemnitees with respect to any indebtedness of any other Person of a type described in clauses (i) through (xii) above for which the Company or the Company Subsidiaries is responsible or liable, as obligor, guarantor, surety or otherwise, but only to the extent currently due and owing and (xiv) for clauses (i) through (v) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties or premiums, “breakage” cost or similar payments associated with the repayments of such Indebtedness on the Closing Date (including such amounts that would become due as a result of the consummation of the transactions contemplated by this Agreement). For the avoidance of doubt, Indebtedness shall not include (A) any obligations under any performance bond or letter of credit to the extent undrawn or uncalled, (B) any intercompany Indebtedness of the Company and the Company Subsidiaries, (C) any Indebtedness incurred by Parent and its Affiliates (and subsequently assumed by the Company or any Company Subsidiary) on the Closing Date, (D) any endorsement of negotiable instruments for collection in the ordinary course of business, (E) any Indebtedness included in the calculation of Current Liabilities in the determination of Closing Working Capital, (F) any Seller Expenses, (G) any Transaction Bonuses, (H) any incentive compensation arrangements entered with or at the direction of Parent with respect to periods after the Closing (excluding, for the avoidance of doubt, any Transaction Bonuses), (I) any obligations under operating leases of the Company and the Company Subsidiaries as determined in accordance with GAAP, and (J) the Earnout Escrow Amounts.

“Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) all patents, patentable inventions and patent applications, design registrations and all reissues, divisions, divisionals, provisionals, non-provisionals continuations and continuations-in-part, renewals, extensions, reexaminations, and all documents and filings claiming priority to or serving as a basis for priority thereof, (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles and other source or business identifiers, together with the goodwill associated with any of the foregoing, along with all common law rights, applications, registrations, renewals and extensions thereof, (iii) all copyrights, works of authorship and copyrightable works, including Software and website content, copyright registrations and applications for any of the foregoing, and all other rights corresponding thereto, (iv) all trade secrets, research records, processes, procedures, sales plans, sales strategies, customer lists, formulae, algorithms, know-how, blue prints, designs, plans (including business plans), inventions and databases, confidential information and other proprietary information and rights (whether or not patentable or subject to copyright or trade secret protection), (v) all Internet addresses, social networking website handles, social media accounts and identifiers, domain names, (vi) all moral and economic rights of authors and inventors, however denominated and (vii) any other intellectual property and proprietary rights of any kind, nature or description.

“IRS” means the United States Internal Revenue Service.

“knowledge of the Company” or any similar phrase means the actual knowledge, after reasonable due inquiry, of Linda Mintz, Sanford Hausner, Jim Robinson and Glenn Williams (and will in no event encompass constructive, imputed or similar concepts of knowledge).

“Law(s)” means any law, statute, regulation, code, ordinance, order, decree, policy, rule, pronouncement or other requirement of any Governmental Authority.

“Loan Agreement Payoff Amount” means the amount of outstanding principal and accrued but unpaid interest, fees and any other amounts payable (including any prepayment penalties, if any) as of immediately prior to the Closing on the Closing Date under the Loan Agreements.

“Loan Agreements” means (i) that certain Credit Agreement, dated as of October 3, 2019, by and among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and lead arranger, as amended by that certain First Amendment to Credit Agreement, dated as of July 17, 2020, as further amended by that certain Second Amendment to the Credit Agreement, dated as of March 3, 2021, (ii) that certain Loan and Security Agreement, dated October 31, 2016, by and among the Company, Harbert Mezzanine Partners III, LP and the other parties thereto, as amended by that certain Amendment to Loan and Security Agreement dated December 31, 2018, as further amended by that certain Second Amendment to Loan and Security Agreement dated December 31, 2018, as further amended by that certain Third Amendment to Loan and Security Agreement dated June 27, 2019, as further amended by that certain Fourth Amendment to Loan and Security Agreement dated July 1, 2019, as further amended that certain Fifth Amendment to Loan and Security Agreement and Unit Purchase Warrant dated October 3, 2019, as further amended that certain Sixth Amendment to Loan and Security Agreement and Loan Documents dated November 22, 2019 and as further amended by that certain Seventh Amendment to Loan and Security Agreement and Loan Documents dated July 17, 2020 and (iii) that certain Loan and Security Agreement dated April 30, 2014 by and among the Company, Banyan Mezzanine Fund II, L.P. and the other parties thereto, as amended by that certain Amendment to Loan and Security Agreement dated September 30, 2015, as further amended by that certain Second Amendment to Loan and Security Agreement and Loan Documents and First Amendment to Unit Purchase Warrant dated October 31, 2016, as further amended by that certain Third Amendment to Loan and Security Agreement and Loan Documents dated December 31, 2018, as further amended by that certain Fourth Amendment to Loan and Security Agreement and Loan Documents effective as of December 31, 2018, as further amended by that certain Fifth Amendment to Loan and Security Agreement and Loan Documents dated June 27, 2019, as further amended by that certain Sixth Amendment to Loan and Security Agreement and Loan Documents dated July l, 2019, as further amended by that certain Seventh Amendment to Loan and Security Agreement and Loan Documents and Unit Purchase Warrant dated October 3, 2019, as further amended by that certain Eighth Amendment to Loan and Security Agreement and Loan Documents dated November 22, 2019 and as further amended by that certain Ninth Amendment to Loan and Security Agreement and Loan Documents dated July 17, 2020.

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect, result or state of facts that, individually or in the aggregate (x) is or would reasonably be expected to have a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole or (y) materially impairs the ability of the Company to consummate, or prevents or materially delays, any of the transactions contemplated by this Agreement or the Ancillary Agreements or would reasonably be expected to do so; provided, that with respect to the foregoing clause (x) only, “Material Adverse Effect” shall not include any such event, change, circumstance, occurrence, effect, result or state of facts to the extent arising from (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) or events in general, including the results of any primary or general elections, or any statements or other proclamations of public officials, or changes in policy related thereto first publicly made after the date hereof, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes in Law or GAAP, first enacted or proposed after the date hereof, (v) changes in the Company’s and the Company Subsidiaries’ industries in general, (vi) any change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any Company Subsidiary for any period, including with respect to revenue, earnings, cash flow or cash position (but not the events underlying such failure to the extent such events would otherwise constitute a Material Adverse Effect under this definition), (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, cyberattacks or military conflicts, whether or not pursuant to the declaration of an emergency or war, (viii) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (ix) pandemics, COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures, (x) the execution or announcement of this Agreement or the identity of Parent and Merger Sub or any of their respective Affiliates or (xi) any action taken by or at the written request of Parent or any of its Affiliates; provided, that in the case of the foregoing clauses (i), (ii), (iii), (iv), (v), (vii), (viii) and (ix), in the event that the Company and the Company Subsidiaries, taken as a whole, are materially and disproportionately affected by such effect relative to other participants in the business and industries in which the Company and the Company Subsidiaries operate, such adverse effect may be taken into account in determining whether there has been a Material Adverse Effect to the extent such adverse effect disproportionately affects the Company and the Company Subsidiaries relative to such other participants.

“Medicaid” means, collectively, the health care assistance program established by Title XIX of the Social Security Act (42 U.S.C. 1396 et seq.) and any statutes succeeding thereto, and all Laws, manuals, orders or requirements pertaining to such program, including (a) all federal statutes affecting such program, (b) all state statutes and plans for medical assistance enacted in connection with such program and federal rules and regulations promulgated in connection with such program and (c) all applicable provisions of all rules, regulations, manuals, orders, policies, guidance and administrative, reimbursement or other requirements of all Governmental Authorities promulgated in connection with such program (whether or not having the force of Law), in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Medicare” means, collectively, the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act (42 U.S.C. 1395 et seq.) and any statutes succeeding thereto, and all Laws, manuals, orders or requirements pertaining to such program including (a) all federal statutes (whether set forth in Title XVIII of the Social Security Act (42 U.S.C. 1395 et seq.) or elsewhere) affecting such program and (b) all applicable provisions of all rules, regulations, manuals, orders, policies, guidance and administrative, reimbursement or other requirements of all Governmental Authorities promulgated in connection with such program (whether or not having the force of Law), in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Merger Participants” means, collectively, (a) the direct holders of Class A Common Units, (b) the Warrant Holders and (c) the Incentive Unit Bonus Recipients.

“Organizational Documents” means the certificate of incorporation and by-laws of a corporation, the certificate of formation and operating agreement of a limited liability company, the certificate of partnership and partnership agreement of a general or limited partnership, the declaration or agreement of trust and by-laws of a trust, and the similar organizational or constituent documents of any other Person other than a natural person.

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary.

“Pass-Through Income Tax Return” means, with respect to any Person, a Tax Return reporting items of income, gain, loss, deduction and credit of such Person if, under applicable Law, the direct or indirect beneficial owners of such Person are (i) required to report such items on the applicable Tax Returns of such direct or indirect beneficial owners and (ii) primarily liable for income Taxes with respect to such items. Pass-Through Income Tax Returns shall not include any Tax Return of a Person with respect to which the Person is itself legally responsible for the payment of Tax shown as due on such Tax Return under applicable law (for instance, a Tax Return with respect to an entity that is otherwise classified as an S corporation, partnership or disregarded entity for U.S. federal income Tax purposes will not be a Pass-Through Income Tax Return if such entity would be responsible for the payment of Taxes shown on such Tax Return, other than in connection with any “imputed underpayment” within the meaning of Section 6225 of the Code). For the avoidance of doubt, IRS Form 1065 and any similar state or local Tax forms are each Pass-Through Income Tax Returns.

“Paying Agent” means Acquiom Financial LLC, a Colorado limited liability company, in its capacity as the payments administrator.

“Paying Agent Agreement” means an agreement by and between the Paying Agent, the Company and the Seller Representative, in a form reasonably acceptable to Parent and the Company.

“Permitted Encumbrances” means (i) Encumbrances securing the obligations of the Company and Company Subsidiaries pursuant to the Loan Agreements (which Encumbrances shall be removed on the Closing Date), (ii) Encumbrances disclosed in the Audited Financial Statements for which adequate reserves have been established in accordance with GAAP, (iii) Encumbrances for Taxes, assessments and other government charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Unaudited Financial Statements in accordance with GAAP, (iv) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Encumbrances arising in the ordinary course of business of the Company and the Company Subsidiaries, (v) Encumbrances relating to the transferability of securities under applicable securities Laws, (vi) Encumbrances securing rental payments under capitalized leases, (vii) Encumbrances in favor of the lessors under the Leases, or encumbering the fee simple interest (or any superior leasehold interest) in the Leased Property, (viii) any Encumbrance in favor of a lessor, sublessor or licensor under any of the Leases to secure unpaid rent, (ix) zoning, entitlement, building and other land use regulations and codes imposed by any Governmental Authority having jurisdiction over the Leased Property, (x) any condition that may be shown by a current and accurate survey, or that would be apparent as part of a physical inspection, of the applicable parcel of real property, in each case which does not materially adversely interfere with or materially impair the present and continued use, operation and/or ownership (as applicable) of the parcel of real property it affects, (xi) defects, exceptions, restrictions, easements, rights-of-way and other non-monetary Encumbrances that do not materially detract from or materially impair the current or continued use, operation and/or ownership (if applicable) of the applicable asset or Leased Property, and (xii) non-exclusive licenses of Intellectual Property rights granted in the ordinary course of business.

“Person” means any individual, corporation (including any not for profit corporation), general or limited partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.

“Personal Data” means (A) any information that, alone or in combination with other information held by the Company or the Company Subsidiaries, may identify, is linked to, or relates to an individual, or is capable of being associated with a Person; (B) any information that is governed, regulated or protected by one or more Laws concerning information relating to an identified or identifiable natural person or PCI DSS, including, without limitation, any “protected health information” (as defined by HIPAA), social security number or tax identification number, credit card number, bank account information or financial customer or account numbers; (C) information that can be used to authenticate a Person (including, without limitation, passwords or PINs, biometric data, unique identification numbers, answer to security questions, or other personal identifiers) in any format whether written, electronic or otherwise; and (D) any information that is derived from or linked to other Personal Data.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Privacy Laws” means any Laws concerning the collection, access, exchange, use, processing, sharing, distribution, transfer, security, protection, transmission, storage, disclosure privacy or security of Personal Data, including HIPAA, state health information privacy and security Laws, state data breach notification Laws, state social security number protection Laws, the Federal Trade Commission Act, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Privacy Act of 1974, the CAN SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, the information blocking rules set forth at 45 CFR Part 171 and state consumer protection Laws.

“Pro Rata Share” means, with respect to any Merger Participant, the amount, expressed as a percentage, equal to the applicable percentage set forth opposite such Person’s name on the Distribution Waterfall Schedule (which amount shall be determined in accordance with the terms of the Organizational Documents of the Company and the Company Subsidiaries, the Incentive Unit Bonus and Release Agreements and the Warrants); provided, that the aggregate Pro Rata Shares of all of the Merger Participants shall equal 100%.

“Reference Time” means the time that is immediately prior to the Closing on the Closing Date.

“Release” has the meaning set forth in Section 101(22) of CERCLA (42 U.S.C. § 9601(22)), but not subject to the exceptions in Subsections (A) and (D) of 42 U.S.C. § 9601(22).

“Representatives” means, with respect to any Person, any director, manager, officer, agent, employee, general partner, member, stockholder, equityholder, advisor or representative of such Person.

“Seller Expenses” means the aggregate amount of any and all fees and expenses incurred by or on behalf of, or paid or to be paid directly by, the Company or any of the Company Subsidiaries or any Person that the Company or any of the Company Subsidiaries pays or reimburses or is otherwise legally obligated to pay or reimburse in connection with the process of selling the Company Group or the negotiation, preparation or execution of this Agreement or the Ancillary Agreements or the performance or consummation of the transactions contemplated hereby or thereby, including (i) all legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses incurred by any member of the Company Group in connection with the foregoing (other than any Transaction Bonuses), (ii) all severance obligations payable by any member of the Company Group to any director, manager, officer or employee of, or consultant to, any member of the Company Group as a result of the transactions contemplated by this Agreement, including the employer portion of any payroll or withholding Taxes and any social security, Medicare or similar Taxes in respect of such severance obligations to the extent paid or payable at the Closing Date (other than any “double trigger” or similar amounts payable to any employee in connection with a subsequent termination by the Company Group after the Closing), (iii) the cost of the D&O Tail Policy, (iv) fifty percent (50%) of any Transfer Taxes, (v) the fees of the Paying Agent and (vi) the Incentive Unit Bonus Gross-Up Payment Amount.

“Seller Representative Expense Account” means the account maintained by the Seller Representative into which the payment required in accordance with Section 2.7(a)(iv) shall be made and any successor account in which the Seller Representative Expense Fund shall be held by the Seller Representative.

“Seller Representative Expense Fund” means Fifty Thousand Dollars ($50,000), as such amount may be reduced from time to time by payments made therefrom in accordance with the terms of this Agreement.

“Software” means computer software programs, including all source code, object code, specifications, designs and documentation therefor.

“Special Indemnification Escrow Account” shall mean the account designated by the Escrow Agent to hold the Special Indemnification Escrow Amount in accordance with the terms of this Agreement and the Escrow Agreement.

“Special Indemnification Escrow Amount” means the amount set forth on Section 6.16(a) of the Disclosure Letter; provided, that if prior to the Closing, the Company delivers to Parent written evidence that is reasonably acceptable to Parent of either (a) an acknowledgment and confirmation by the IRS that no Tax or other liability is owed by the Company or any Company Subsidiary with respect to the matter set forth on Section 6.16 of the Disclosure Letter or (b) (i) a written notice (the “Assessment Notice”) from the IRS stating the final amount of any Tax or other liability owed by the Company and the Company Subsidiaries with respect to the matter set forth on Section 6.16(a) of the Disclosure Letter and (ii) that the amount of such Tax or liability set forth in the Assessment Notice plus any third party costs and expenses associated therewith have been fully repaid, the Special Indemnification Escrow Amount shall be $0.00.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” means, with respect to a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture or other legal entity of which the specified Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the voting stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body, of such legal entity, its general partner or its managing member, or of which the specified Person controls the management.

“Tax” means all federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Authority.

“Tax Returns” means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third Party Claim” shall mean any demand or Action made or brought by any Person who or that is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing acting on their behalf.

“Third Party Payor” means any Governmental Payor, managed Governmental Payor insurers, commercial insurers, private insurers, managed care plans, and any other Person that presently or in the future maintains Third Party Payor Programs.

“Third Party Payor Authorizations” means all material participation agreements, provider or supplier agreements, enrollments, accreditations and provider and billing numbers necessary to participate in and receive reimbursement from a Third Party Payor Program, including all Medicare and Medicaid participation agreements.

“Third Party Payor Programs” means all payment or reimbursement programs sponsored or maintained by or on behalf of any Third Party Payor in which the Company Group participates.

“Transaction Bonuses” means all transaction, change-in-control, retention or discretionary bonuses or compensatory payments or other similar amounts payable by any member of the Company Group to any current or former director, manager, officer or employee of, or consultant or service provider to, any member of the Company Group in connection with or conditioned on the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including the employer portion of any payroll or withholding Taxes and any social security, Medicare or similar Taxes in respect of such bonuses or payments, in each case to the extent not paid at or prior to the Closing (and in no event to include any such payments awarded by Parent or Merger Sub) but, for the avoidance of doubt, excluding any amounts payable pursuant to the Incentive Unit Bonus and Release Agreements.

“Transaction Tax Deductions” means, to the extent deductible for Tax purposes under applicable Law, without duplication and regardless of by whom paid, the aggregate amount of (i) Seller Expenses, (ii) Transaction Bonuses and (iii) all fees, expenses and interest (including amounts treated as interest for U.S. federal income tax purposes, but excluding any interest that accrued under the terms of the applicable debt instrument through the Closing Date), original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar amounts accrued or paid in connection with the repayment of the Indebtedness of the Company Group in connection with the Closing.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Unpaid Pre-Closing Income Taxes” means as of the Closing Date the amount, which may not be less than zero Dollars ($0), of current accrued but unpaid income Taxes of the Company Group determined (i) solely with respect to jurisdictions in which any member of the Company Group currently files (or has previously filed) Tax Returns, (ii) excluding any liabilities for accruals or reserves established or required to be established under GAAP methodologies for contingent income Taxes or with respect to uncertain Tax positions, (iii) except as required under applicable Law or otherwise provided in this definition, in accordance with the past practices (including reporting positions, elections and accounting methods) of the Company Group in preparing their income Tax Returns, (iv) by excluding any Tax liabilities directly resulting from actions taken by any member of the Company Group or by Parent or its Affiliates on the Closing Date after the Closing outside the ordinary course of business (other than actions specifically contemplated by this Agreement), (v) reflecting estimated (or other prepaid) income Tax payments and any overpayments of income Taxes with respect to any Pre-Closing Tax Period (or portion thereof) to the extent such estimated payments, prepayments, or overpayments reduce current liability for income Tax, (vi) by taking into account the Transaction Tax Deductions and treating such Transaction Tax Deductions as accrued and deductible in the Pre-Closing Tax Period that ends on the Closing Date to the greatest extent permitted under applicable Law, and (vii) using the conventions set forth in Section 6.11(e).

“Warrant” means a warrant to purchase Class A Common Units (as defined in the Company LLC Agreement) issued by the Company.

“Warrant Holder” means a holder of a Warrant.

“Willful Breach” means a material breach of this Agreement that is a consequence of an act or omission knowingly undertaken or omitted by the breaching party hereto with the intent of causing a breach of this Agreement, including the failure to cause the Closing to occur as and when required by Section 3.1.

“Working Capital Overage” shall exist when (and shall be equal to the amount by which) the Closing Working Capital exceeds the Working Capital Target Amount.

“Working Capital Target Amount” means an amount equal to Fifteen Million Dollars ($15,000,000).

“Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Working Capital Target Amount exceeds the Closing Working Capital.

1.2    Other Capitalized Terms. The following terms shall have the meanings specified in the indicated Section of this Agreement:

Term	Section

Access and Assistance Limitations	6.2(a)
Accounting Firm	2.8 (c)
Accredited Investor	5.8
Acquisition Proposal	6.6
Additional Consideration Payment	2.8 (g)(i)
Administrative Costs	10.19 (a)
Aggregate Closing Date Consideration Estimate	2.8(a)
Agreement	Preamble
Business IP	4.8 (b)
Certificate of Merger	2.2
Closing	3.1
Closing Date	3.1
Company	Preamble
Company Board	Preamble
Company Officer’s Certificate	7.4
Company Plans	4.14 (a)
Company Subsidiary	4.3 (a)
Confidentiality Agreement	6.2 (b)
Consent and Agreemen	Preamble
Consideration Elements	2.8(a)
D&O Tail Policy	6.5 (b)
Data Policies	4.23 (e)
Data Room	1.3 (t)
Disclosure Letter	39
Dollars	1.3 (c)
Effective Time	2.2
Equitable Exceptions	4.4 (a)
Final Aggregate Closing Date Consideration	2.8 (f)
FIRPTA Certificates	6.9
Guarantor	Preamble
Indemnified Earnout Defense Costs	2.12
Indemnifying Person	6.16(b)
Information Security Reviews	4.23 (e)
Insurance Policies	4.17
Intended Tax Treatment	6.11(e)
IT Assets	4.8 (f)
Leased Property	4.19
Leases	4.14

Letter of Transmittal	2.9 (a)
Losses	6.16
Managing Members	Preamble
Material Contract	4.10
Material Contracts	4.10
Merger	Preamble
Merger Sub	Preamble
Multiemployer Plan	4.14 (a)
Notice of Disagreement	2.8 (c)
Parent	Preamble
Parent Adjustment Amount	2.8 (g) (ii)
Parent Escrow Portion	6.16
Parent Indemnified Person	6.16
Parent Indemnified Persons	6.16
Parent Officer’s Certificate	8.3
Parent Parties	Preamble
Pass-Through Tax Contest	6.11 (c) (ii)
Paul, Weiss	3.1
Payoff Letters	3.2 (x)
Permits	4.13
Post-Closing Payments	2.6 (a) (i)
Preliminary Closing Statement	2.8(a)
Privacy Agreements	4.23 (e)
Privacy Consents	4.23 (e)
Remaining Funds	10.19(c)
Restrictive Covenant Agreements	Preamble
Securities Act	5.8
Seller Representative	Preamble
Statement	2.8 (b)
Submissions	4.23 (h)
Surviving Company	Preamble
Tax Accounting Firm	6.11(b)
Tax Contest	6.11 (c) (i)
Termination Date	9.1
Waived 280G Benefits	6.14
Warrant Cancellation Agreement	Preamble

1.3    Interpretive Provisions. Unless the express context otherwise requires:

(a)    the words “hereof,” “herein,” “hereto,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)    terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)    the terms “Dollars” and “$” mean United States Dollars;

(d)    references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e)    wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f)    references herein to any gender shall include each other gender;

(g)    references to “written” or “in writing” include in electronic form;

(h)    references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (h) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(i)    explicit references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(j)    references herein to any Contract (including this Agreement) (i) mean such Contract as amended, supplemented or modified as of the date hereof in accordance with the terms thereof, and to the extent applicable, hereof, (ii) includes and incorporates all exhibits, schedules and other attachments thereto and (iii) includes all documents, instruments or agreements issued or executed in replacement thereof;

(k)    with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(l)    the word “or” shall be disjunctive but not exclusive;

(m)    references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(n)    references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(o)    the terms “day” and “days” mean and refer to calendar day(s);

(p)    the terms “year” and “years” mean and refer to calendar year(s);

(q)    if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;

(r)    accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP, provided that to the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control (unless such definition expressly provides that GAAP shall control);

(s)    whenever this Agreement states that the Seller Representative or the Company has “made available” or “furnished” or otherwise provided any document to Parent or Merger Sub, such statement means that such document was made available for viewing in the “virtual data room” for “Project Saints” hosted by Intralinks (the “Data Room”), as such materials were posted to the Data Room by 5:00 p.m. Eastern Time on the date that is one Business Day prior to the date hereof; and

(t)    in the event of a conflict between the Escrow Agreement or the Paying Agent Agreement and any agreement of the parties hereto in this Agreement, such agreement of the parties hereto in this Agreement shall govern.

The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

ARTICLE 2

MERGER

2.1    Purchase Price; Merger. Upon the terms and subject to the conditions set forth in this Agreement, in consideration of an aggregate purchase price, to be allocated and delivered as set forth in this Article 2 equal to (x) the Aggregate Closing Date Consideration Estimate, plus (y) any Post-Closing Payments to be paid to the Merger Participants: at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the DLLCA. As a result of the Merger, the Company shall continue as the Surviving Company and shall continue its existence under the laws of the State of Delaware, and the separate existence of Merger Sub shall cease.

2.2    Effective Time. At the Closing, the parties shall file a certificate of merger in customary form (the “Certificate of Merger”), to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA and shall take all such other actions as may be required by applicable Laws to make the Merger effective as promptly as practicable. The Merger shall become effective at the time that the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and time as may be agreed to by the parties and is specified in the Certificate of Merger (such time and date being referred to herein as the “Effective Time”).

2.3    Effect of Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time all the property, rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.4    Organizational Documents of the Surviving Company. At the Effective Time, by virtue of the Merger and without any action on the part of any party to this Agreement or any other Person, the limited liability company agreement of the Surviving Company shall be amended and restated in its entirety to read in the form of the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, except that references to the name of Merger Sub shall be replaced with references to the name of the Surviving Company, and such amended and restated limited liability company agreement shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with the applicable provisions of the DLLCA and such limited liability company agreement.

2.5    Managers and Officers of the Surviving Company. As of the Effective Time, by virtue of the Merger and without any further action on the part of any party to this Agreement or any other Person, the managing member of Merger Sub as of the Effective Time shall become the managing member of the Surviving Company, until its successor is duly appointed and qualified or their earlier resignation or removal or otherwise ceasing to be the managing member in accordance with the limited liability company agreement of the Surviving Company and the DLLCA. As of the Effective Time, by virtue of the Merger and without any further action on the part of any party to this Agreement or any other Person, the officers of the Company as of the Effective Time shall be the officers of the Surviving Company, until their respective successors are duly appointed and qualified or their earlier death, resignation or removal or otherwise ceasing to be an officer in accordance with the certificate of formation and the limited liability company agreement of the Surviving Company.

2.6    Effect of the Merger on Equity Interests

(a)    Class A Common Units. At the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or any other Person, upon the terms and subject to the conditions set forth in this Agreement:

 (i)    Each Class A Common Unit that is issued and outstanding immediately prior to the Effective Time, other than any Class A Common Units held by Parent or its Subsidiaries immediately prior to the Merger, shall be converted into and be exchangeable for the right to receive, without interest: (A) the portion of the Aggregate Closing Date Consideration as set forth on the Distribution Waterfall Schedule and (B) its Pro Rata Share of any amounts paid to the Merger Participants in accordance with Section 2.8(g)(i), Section 2.8(g)(ii), Section 2.8(h), Section 2.12 or Section 6.16 or released from the Seller Representative Expense Fund in accordance with Section 10.19(c) (the “Post-Closing Payments”).

 (ii)   All Class A Common Units, other than any Class A Common Units held by Parent or its Subsidiaries immediately prior to the Merger, when converted pursuant to this Section 2.6(a), shall be cancelled and no longer be outstanding, and each former holder thereof shall cease to have any rights with respect thereto except the right to receive the consideration provided for in this Section 2.6(a). The Merger will have no effect on any Class A Common Units held by Parent or its Subsidiaries immediately prior to the Merger.

(b)    Treatment of Incentive Units. Prior to the Closing Date, the Company and the Managing Members shall cause all Incentive Units to be cancelled and terminated in accordance with the Incentive Unit Bonus and Release Agreements, and shall cause each former holder of Incentive Units to deliver an executed Incentive Unit Bonus and Release Agreement. By virtue of the Merger and without any further action on the part of Parent or Merger Sub, immediately prior to the Closing, any Incentive Units that have not been cancelled and terminated in accordance with an executed Incentive Unit Bonus and Release Agreement shall be automatically cancelled and, subject to delivery of an executed Incentive Unit Bonus and Release Agreement, each former holder of Incentive Units shall be entitled to receive (a) the portion of the Estimated Incentive Unit Bonus Payment Amount allocable to such Incentive Unit Bonus Recipient as set forth on the Distribution Waterfall Schedule and (b) such Person’s Pro Rata Share of any Post-Closing Payments.

(c)    Treatment of Warrants. By virtue of the Merger and without any further action on the part of Parent or Merger Sub, immediately prior to the Closing the Warrants shall be automatically cancelled and, subject to delivery of an executed Warrant Cancellation Agreement on the date hereof, converted into the right to receive an amount in cash equal to, with respect to such Warrant, based on the number of units of Class A Common Units underlying such Warrant and taking into account the Exercise Price of such Warrant, (a) the portion of the Aggregate Closing Date Consideration allocable to such Warrant as set forth on the Distribution Waterfall Schedule and (b) such Warrant’s Pro Rata Share of any Post-Closing Payments.

(d)    Equity of Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any party, all of the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for an equivalent number of limited liability company interests in the Surviving Company. Any certificate of Merger Sub evidencing ownership of any such limited liability company interest shall automatically be deemed to evidence ownership of such limited liability company interests of the Surviving Company.

(e)    Distribution Waterfall Schedule. The parties hereto acknowledge and agree that each of Parent, the Parent Parties, the Guarantor, the Surviving Company and the Seller Representative can conclusively rely on the Distribution Waterfall Schedule as setting forth a true, complete and accurate listing of all items set forth in and amounts and percentiles payable pursuant to the Merger Participants under the Company LLC Agreement, the Incentive Unit Bonus and Release Agreements or the other Contracts or Organizational Documents of the Company Group, regardless of any conflict between the Distribution Waterfall Schedule and the actual provisions of such documents and Contracts, and that upon payment to the Paying Agent of the applicable amounts set forth in the Distribution Waterfall Schedule and as otherwise required hereunder, Parent shall be deemed to have satisfied its payment obligations under this Agreement and shall have no further obligations to any Person, including any Merger Participant or any other Company Affiliated Person, with respect to payment of any consideration under this Agreement or with respect to any Equity Securities of the Company Group.

2.7    Closing Actions.

(a)    At the Closing, Parent shall:

 (i)    pay, or cause to be paid, by wire transfer of immediately available funds to the Paying Agent for the benefit of the holders of Class A Common Units and Warrants, a cash amount, in the aggregate, equal to the Aggregate Closing Date Consideration Estimate;

 (ii)   pay, or cause to be paid, by wire transfer of immediately available funds to the Paying Agent for the benefit of the Incentive Unit Bonus Recipients, a cash amount equal to the Estimated Incentive Unit Bonus Payment Amount plus the Incentive Unit Bonus Gross-Up Payment Amount, which the Paying Agent shall pay to each Incentive Unit Bonus Recipient as promptly as practicable after Closing (in accordance with the Paying Agent Agreement) in the amounts allocated to such Incentive Unit Bonus Recipients in the Distribution Waterfall Schedule (without interest);

 (iii)  pay, or cause to be paid, to the Escrow Agent, the Adjustment Escrow Amount, the Earnout Escrow Amounts and the Special Indemnification Escrow Amount, to be deposited by the Escrow Agent into the Adjustment Escrow Account, the Earnout Escrow Accounts and the Special Indemnification Escrow Account, respectively, and held and distributed by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement; and

 (iv)  deposit, or cause to be deposited, by wire transfer of immediately available funds to one or more bank accounts designated in writing by the Seller Representative, the Seller Representative Expense Fund with the Seller Representative.

(b)    Promptly following receipt by the Paying Agent, Parent and the Company of a duly executed and validly completed Letter of Transmittal or Incentive Unit Bonus and Release Agreement, as applicable, together with any other related documentation reasonably required by the Paying Agent, the Paying Agent shall pay (i) to each Merger Participant other than the Incentive Unit Bonus Recipients, cash representing the portion of the Aggregate Closing Date Consideration Estimate allocable to such Merger Participant as set forth in the Distribution Waterfall Schedule (without interest), which such amounts shall be payable by wire transfer of immediately available funds to the account or address designated in such Merger Participant’s Letter of Transmittal or Incentive Unit Bonus and Release Agreement, as applicable, and (ii) to each Incentive Unit Bonus Recipient, cash representing the portion of the Estimated Incentive Unit Payment Amount and the Incentive Unit Bonus Gross-Up Payment Amount, if any, allocable to such Incentive Unit Bonus Recipient as set forth in the Distribution Waterfall Schedule (without interest), which such amounts shall be payable by wire transfer of immediately available funds to the account or address designated in such Incentive Unit Bonus Recipient’s Incentive Unit Bonus and Release Agreement.

(c)    On the Closing Date and subject to the occurrence of the Effective Time and receipt of duly executed Payoff Letters (as applicable), Parent shall pay, or cause to be paid, on behalf of the Company (or its designees) (i) the Loan Agreement Payoff Amount to the lenders under the Loan Agreements in accordance with the amounts set forth in the Payoff Letters, (ii) the amounts of Seller Expenses specified in the Preliminary Closing Statement to the Persons entitled to payment in respect of such Seller Expenses as specified in the Preliminary Closing Statement; provided, that the Company shall deliver or cause to be delivered to Parent at least three (3) Business Days prior to the Closing final invoices, wire instructions and all other information necessary for payment with respect to such Seller Expenses, and (iii) the Transaction Bonuses as specified in the Preliminary Closing Statement, less any applicable withholding Taxes.

2.8    Purchase Price Adjustment

(a)    At least five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent, a statement containing the following items (the “Preliminary Closing Statement”): a good faith estimate of the Aggregate Closing Date Consideration (the “Aggregate Closing Date Consideration Estimate”) and each of Consideration Elements (as defined below), including (i) Closing Working Capital and the resulting Working Capital Overage or Working Capital Underage, (ii) Closing Indebtedness, (iii) Closing Cash, (iv) the Seller Expenses, including an itemized list thereof specifying the amount of each such Seller Expense, (v) the Transaction Bonuses, (vi) the Closing Date Aged Receivables (together with a detailed list of each invoice comprising such Aged Receivables, the invoice date and the invoice amount, and any portions of such invoice already paid or under dispute) and (vii) the Estimated Incentive Unit Bonus Payment Amount (clauses (i) through (vii), the “Consideration Elements”) together with reasonable supporting detail relating to all of the foregoing. Concurrently with the delivery of the Preliminary Closing Statement, the Company shall deliver to Parent the Distribution Waterfall Schedule based on the foregoing estimates, which shall have been prepared in good faith by the Company. The Company shall consider in good faith any revisions proposed by Parent to the calculations set forth in the Preliminary Closing Statement, and to the extent the Company agrees with any such revisions, the Preliminary Closing Statement shall be modified to reflect such revisions; provided, however, that the Company, the Seller Representative and the Merger Participants acknowledge and agree that Parent shall not be deemed to have agreed to any of the amounts or calculations set forth in the Preliminary Closing Statement or the calculation of the Consideration Elements therein by virtue of having proposed any revisions (whether or not accepted) pursuant to the foregoing and the use of such Preliminary Closing Statement (whether it includes any revisions proposed by Parent or not) shall not in any way prejudice Parent’s right to disagree with, dispute or change any amount or Consideration Element in the Statement delivered by Parent pursuant to Section 2.8(b). For the avoidance of doubt, any failure of Parent to raise any objection or dispute with respect to the Preliminary Closing Statement shall not in any way prejudice Parent’s right to disagree with, dispute or change any amount or Consideration Element in the Statement delivered by Parent pursuant to Section 2.8(b).

(b)    Within one-hundred and twenty (120) days of the Closing Date, Parent or the Company shall deliver to the Seller Representative: (i) a written statement (the “Statement”) containing its calculation of the Aggregate Closing Date Consideration and the Consideration Elements, and (ii) reasonable supporting detail of all of the foregoing. Parent shall not amend, supplement or modify the Statement following its delivery to the Seller Representative (with a copy to the Escrow Agent), except in connection with attempting to resolve a Notice of Disagreement pursuant to Section 2.8(c). The parties acknowledge that no adjustments shall be made to the Enterprise Value or Working Capital Target Amount. Once Parent has delivered the Statement, the Statement shall be deemed irrevocable by Parent for purposes of the calculation of the Final Aggregate Closing Date Consideration, and Parent shall be foreclosed and barred in all respects from amending, supplementing or modifying the Statement and related calculations following delivery to the Seller Representative; provided that the Statement may be revised in accordance with Section 2.8(c).

(c)    The Statement shall become final and binding upon the parties on the forty-fifth (45th) day following the date on which the Statement was delivered to the Seller Representative unless the Seller Representative delivers written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Parent prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement with respect to the calculation or determination of the Consideration Elements or the application of the Accounting Methodology in accordance with the terms of this Agreement. If a Notice of Disagreement is delivered to Parent in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (A) the date Parent and the Seller Representative resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accounting Firm in accordance with this Section 2.8(c). During the fourteen (14)-day period following the delivery of a Notice of Disagreement, Parent and the Seller Representative shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement, and all such discussions and communications related thereto shall (unless otherwise agreed by Parent and the Seller Representative in writing) be governed by, and treated as compromise and settlement negotiations for purposes of, Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. If at the end of such fourteen (14)-day period Parent and the Seller Representative have not resolved in writing the matters specified in the Notice of Disagreement, Parent or the Seller Representative shall be entitled to submit to an independent accounting firm (the “Accounting Firm”) for arbitration, in accordance with the standards set forth in this Section 2.8, only matters that remain in dispute. The Accounting Firm shall be Ernst & Young or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by Parent and the Seller Representative in writing, and, Parent and the Seller Representative shall enter into a customary engagement letter with, and to the extent necessary each party to this Agreement and its Affiliates will waive any conflicts with, the Accounting Firm at the time such dispute is submitted to the Accounting Firm and shall cooperate with the Accounting Firm in connection with its determination pursuant to this Section 2.8(c). Parent and the Seller Representative shall use reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within thirty (30) days of the receipt of such submission. The scope of the disputes to be resolved by the Accounting Firm shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in accordance with the Accounting Methodology and the relevant definition of the Consideration Elements as set forth in this Agreement, and the Accounting Firm is not to make any other determination, including any determination as to (I) whether the Enterprise Value or Working Capital Target Amount are correct, (II) the accuracy of the representations and warranties set forth in this Agreement or (III) compliance by any party hereto with any of its covenants in this Agreement. The Accounting Firm’s decision shall be based solely on written submissions by Parent and the Seller Representative and their respective representatives (a copy of which shall be delivered to Parent or the Seller Representative, as applicable) and not by independent review and shall be final and binding on all of the parties hereto (absent manifest error); provided, however, that the foregoing shall not prohibit Parent or the Seller Representative from bringing any Action (including any Action seeking an injunction, specific performance, or other equitable relief) (x) in connection with an actual or threatened breach by a party of the terms and conditions set forth in this Section 2.8 or (y) to enforce any final decision by the Accounting Firm, in each case, in any court or other tribunal of competent jurisdiction and otherwise in accordance with Section 10.12. The Accounting Firm may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. The Accounting Firm’s decision shall be final and binding on the parties for all purposes hereunder.

(d)    The up-front engagement fees and expenses of the Accounting Firm incurred pursuant to this Section 2.8 in connection with any disputed Aggregate Closing Date Consideration or Consideration Elements shall initially be borne 50% by the Seller Representative (on behalf of the Merger Participants), on the one hand, and 50% by Parent, on the other hand; provided, that all such fees, costs and expenses shall ultimately be borne in proportion to the final allocation made by such Accounting Firm of the disputed items weighted in relation to the claims made by the Seller Representative and Parent, such that the prevailing party pays the lesser proportion of such fees, costs and expenses. For example, if the Seller Representative claims that the appropriate adjustments are $1,000 greater than the amount determined by Parent and if the Accounting Firm ultimately resolves the dispute by awarding to the Seller Representative $300 of the $1,000 contested, then the fees, costs and expenses of the Accounting Firm will be allocated 30% (i.e., 300 ÷ 1,000) to Parent and 70% (i.e., 700 ÷ 1,000) to the Seller Representative.

(e)    For the avoidance of doubt, all fees, costs and expenses incurred by the parties in connection with resolving any dispute hereunder before the Accounting Firm has been engaged shall be borne by the party incurring such fee, cost or expense (in the case of the Seller Representative, on behalf of the Merger Participants).

(f)    For the purposes of this Agreement, “Final Aggregate Closing Date Consideration” means the Aggregate Closing Date Consideration, as finally agreed or determined in accordance with Section 2.8(b) or 2.8(c).

(g)    Within five (5) Business Days after the Final Aggregate Closing Date Consideration has become final and binding on the parties in accordance with Section 2.8(c), the following shall occur:

  (i)    If the Final Aggregate Closing Date Consideration equals or is greater than the Aggregate Closing Date Consideration Estimate, Parent shall pay (or cause to be paid) to the Paying Agent for further distribution to the Merger Participants (subject to Section 2.9(b) and Section 2.11), in each case in accordance with such Person’s Pro Rata Share, a cash amount equal to the lesser of (A) such excess (if any) (the “Additional Consideration Payment”) and (B) $5,000,000. For the avoidance of doubt, in no event shall the Additional Consideration Payment exceed $5,000,000 and this Section 2.8(g)(i) shall be the Merger Participants’ sole source of recourse for an upward adjustment to the Aggregate Closing Date Consideration Estimate. Parent and the Seller Representative shall also provide a joint written instruction to the Escrow Agent to release to the Paying Agent for further distribution to the Merger Participants (subject to Section 2.9(b) and Section 2.11), in each case in accordance with such Person’s Pro Rata Share, the Adjustment Escrow Amount (including accrued interest thereon, if any);

 (ii)  If the Aggregate Closing Date Consideration Estimate is greater than the Final Aggregate Closing Date Consideration (the amount of such excess, the “Parent Adjustment Amount”), then Parent and the Seller Representative shall provide a joint written instruction to the Escrow Agent to release from the Adjustment Escrow Fund (x) to Parent an amount equal to the lesser of (A) the Parent Adjustment Amount and (B) the Adjustment Escrow Amount (including accrued interest thereon, if any) and (y) to the Paying Agent for further distribution to the Merger Participants (subject to Section 2.9(b) and Section 2.11), in each case in accordance with such Person’s Pro Rata Share, any remaining portion Adjustment Escrow Amount (including accrued interest thereon) after giving effect to the release contemplated by the foregoing clause (x). To the extent the Parent Adjustment Amount exceeds the Adjustment Escrow Amount, Parent and the Seller Representative shall provide a joint written instruction to the Escrow Agent to release from the Earnout Escrow Account listed on Section 1.1(b)(ii) of the Disclosure Letter up to $1,500,000 to satisfy such excess. The Merger Participants shall have no liability pursuant to this Section 2.8(g)(ii) to the extent a Parent Adjustment Amount exceeds $5,000,000.

 (iii)  Upon payment of the amounts provided in this Section 2.8(g), none of the parties hereto may make or assert any claim under this Section 2.8.

 (iv)  All payments made pursuant to Sections 2.12, 6.16, 10.19(c) or this Section 2.8(g), in respect of the Class A Common Units shall be treated by all parties for tax purposes as adjustments to the purchase price of such Class A Common Units.

(h)    Within five (5) Business Days after the day that is one-hundred and twenty (120) days following the Closing Date, Parent shall cause the Company to pay to the Paying Agent (on behalf of the Merger Participants) the amount of the Collected Receivables, net of any Aged Receivables Accounting Expenses.

(i)    During the period of time from and after the Closing Date through the final determination and payment of Final Aggregate Closing Date Consideration in accordance with this Section 2.8, Parent shall afford, and shall cause the Company Group to afford, to the Seller Representative and any Representatives of the Seller Representative, reasonable access to all tax, accounting and financial books, Contracts and records of the Company Group and such Representatives of the Company Group (including the Company’s accountants and their work papers, subject to execution of customary access letters) to the extent relevant to the review of the Statement and Parent’s determination of Final Aggregate Closing Date Consideration in accordance with this Section 2.8, in each case subject to the Access and Assistance Limitations (which shall apply to the Seller Representative and its Representatives mutatis mutandis under this Section 2.8).

2.9    Delivery of Letter of Transmittal from and after the Closing Date.

(a)    Prior to the Closing Date or as soon as practicable thereafter, the Company and the Paying Agent shall provide to each holder of Class A Common Units a letter of transmittal substantially in the applicable form of Exhibit G hereto (“Letter of Transmittal”).

(b)    With respect to each holder of Class A Common Units, to the extent such Person shall not have delivered to the Company, on or prior to the Closing Date, a Letter of Transmittal, promptly (but in no event later than five (5) Business Days) following such Person’s delivery to the Surviving Company or the Paying Agent of a completed Letter of Transmittal and all other documents required by the Paying Agent, the Paying Agent shall pay to such Person all amounts that would previously have been payable with respect to such Person’s Class A Common Units pursuant to Section 2.7(a)(i), Section 2.8(g)(i), Section 2.8(g)(ii), Section 2.8(h), Section 2.12, Section 6.16 and Section 10.19(c) had such Letter of Transmittal been delivered on or prior to the Closing Date.

2.10    Paying Agent Matters. At any time following the first anniversary of the Closing Date, Parent and the Surviving Company shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to the Merger Participants, and thereafter, such Merger Participants shall be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof with respect to the payment of any portion of the Aggregate Closing Date Consideration Estimate, that would otherwise be payable upon the delivery of the Letter of Transmittal by such Merger Participant, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such Merger Participant at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto. Notwithstanding the foregoing, none of the Seller Representative, the Parent Parties or the Surviving Company shall be liable to any former Merger Participant for any portion of the Aggregate Closing Date Consideration Estimate or interest thereon properly delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law.

2.11    Tax Withholding. Parent, the Surviving Company, the Paying Agent, the Escrow Agent, and any other applicable withholding agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts as such party is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local, or foreign Tax Law, and pay such withheld amounts over to the appropriate Governmental Authority. In the event that a Person determines that withholding is required on any amounts payable pursuant to this Agreement, except with respect to compensatory amounts or the failure to provide the FIRPTA Certificates, such Person shall use commercially reasonable efforts to notify the applicable payee(s) at least ten (10) days in advance of making such withholding and will cooperate with the applicable payee(s) in good faith to reduce or minimize such withholding. To the extent that amounts are so deducted and withheld by any party in accordance with applicable Law and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.12    Earnout Obligations. As promptly as reasonably practicable following the date on which any Earnout Obligation is finally determined in accordance with the applicable Earnout Purchase Agreement, Parent shall provide written notice to the Seller Representative of the final amount of such Earnout Obligation. As promptly as practicable thereafter, Parent and the Seller Representative shall jointly instruct the Escrow Agent to release from the applicable Earnout Escrow Account (a) to Parent an amount equal to the applicable Earnout Obligations as finally determined in accordance with the applicable Earnout Purchase Agreement and (b) thereafter, subject to the final proviso of this Section 2.12, an amount (if any remains) equal to the applicable Earnout Escrow Amount minus the applicable Earnout Obligations as finally determined in accordance with the applicable Earnout Purchase Agreement to the Paying Agent for further distribution to the Merger Participants (subject to Section 2.9(b) and Section 2.11), in each case in accordance with such Person’s Pro Rata Share; provided, further, that to the extent that any portion of the Parent Adjustment Amount remains outstanding and is owing to Parent pursuant to Section 2.8(g)(ii) or there is any outstanding Loss that has been claimed by a Parent Indemnified Person pursuant to Section 6.16 (whether pursuant to an Earnout Obligation or a matter set forth on Section 6.16 of the Disclosure Letter) at the time of a release of the Earnout Escrow Account set forth on Section 1.1(b)(ii) of the Disclosure Letter, the Seller Representative and Parent shall jointly instruct the Escrow Agent to pay all or a portion of the amount that would otherwise have be released to the Paying Agent pursuant to the foregoing clause (b) to Parent in order to satisfy all or a portion of such outstanding portion of the Parent Adjustment Amount pursuant to Section 2.8(g)(ii) or such Loss or Earnout Obligation pursuant to Section 6.16. Parent shall deliver to the Seller Representative any substantive written communications that it sends to a counterparty of the applicable Earnout Purchase Agreement or receives from a counterparty of the applicable Earnout Purchase Agreement in connection with the final determination and calculation of the Earnout Obligations. Parent agrees that it shall not, and that it shall cause the Surviving Company and its Subsidiaries not to, enter into any settlement agreement with respect to any Earnout Obligation without the prior written consent of the Seller Representative (not to be unreasonably withheld, conditioned or delayed); provided, that in the event Parent or the Surviving Company presents any such settlement agreement to the Seller Representative for such written consent, and the Seller Representative fails to provide such written consent, the Merger Participants shall (severally and not jointly, in accordance with their respective Pro Rata Shares) be responsible for all costs and expenses incurred by Parent and the Surviving Company in connection with finally resolving such Earnout Obligation (“Indemnified Earnout Defense Costs”); provided, further, that the Seller Representative shall have the right to assume control of such resolution (including any claims brought by any counterparty to an Earnout Purchase Agreement) in accordance for the procedures for Third Party Claims in Section 6.16.

ARTICLE 3
THE CLOSING

3.1    Closing; Closing Date. Subject to the satisfaction of the conditions set forth in Articles 7 and 8 (or, to the extent permitted by applicable Law, the waiver thereof by the party entitled to waive that condition), the closing of the Merger contemplated hereby (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), 1285 Avenue of the Americas, New York, New York 10019-6064, at 10:00 a.m. local time, on the third (3rd) Business Day after the date that all of the conditions to the Closing set forth in Articles 7 and 8 (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to waive the same or (b) such other time, place and date that the Company and Parent may agree in writing; provided, however, that the Closing shall not occur earlier than the date that is thirty (30) days following the date hereof without the prior written consent of Parent. The date upon which the Closing occurs is referred to herein as the “Closing Date.”

3.2    Deliveries by the Company. At the Closing, the Company will deliver or cause to be delivered to Parent (unless delivered previously) the following:

 (i)    the Escrow Agreement, duly executed by the Seller Representative;

 (ii)   the Certificate of Merger, duly executed by the Company;

 (iii)  confirmation that the Warrant Cancellation Agreements remain in full force and effect and have not been modified or amended in any respect since the date hereof;

 (iv)   any completed Letters of Transmittal received prior thereto;

 (v)    the Company Officer’s Certificate;

 (vi)   the FIRPTA Certificates;

 (vii)   the Restrictive Covenant Agreements, each duly executed by the Company and the other parties thereto;

 (viii)  evidence, in form and substance reasonably satisfactory to Parent, that all Contracts set forth on Section 4.10(f) of the Disclosure Letter have been terminated and discharged without any further obligations or rights of any party thereunder; provided, that to the extent that Parent notifies the Company prior to the Closing that any such Contract shall survive the Closing, such Contract shall not be terminated pursuant to this Section 3.2(viii);

 (ix)    customary payoff letters, in form and substance reasonably acceptable to Parent, duly executed by each lender under the Loan Agreements, pursuant to which such lenders agree to release and discharge all outstanding obligations of the Company Group under the Loan Agreements and any Encumbrances in connection therewith on the Closing Date. subject to receipt of the Loan Agreement Payoff Amount (the “Payoff Letters”);

 (x)     the Incentive Unit Bonus and Release Agreements, duly executed by each holder of Incentive Units; and

 (xi)    a USB drive containing a true, complete and correct copy, as of the date hereof, of the Data Room.

3.3    Deliveries by Parent. At the Closing, Parent will deliver or cause to be delivered to the Company (unless delivered previously) the following:

 (i)    the Escrow Agreement, executed by Parent;

 (ii)   the Restrictive Covenant Agreements, each duly executed by Parent; and

 (iii)  the Parent Officer’s Certificate.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter being delivered by the Company concurrently herewith (subject to Section 10.7(a)) (the “Disclosure Letter”), the Company represents and warrants to the Parent Parties as of the date hereof and as of the Closing Date (except to the extent such representations and warranties are expressly given as of an earlier date, in which case, as of such earlier date) as follows:

4.1    Organization and Qualification.

(a)    Each member of the Company Group (i) is duly formed, validly existing and in good standing under the Laws of the state of its organization and (ii) has all requisite organizational power and authority to own, lease and operate its properties, rights and other assets and carry on its business as presently owned or conducted.

(b)    Each member of the Company Group is duly qualified, licensed or registered to transact business as a foreign entity and is in good standing (or the equivalent thereof) in each jurisdiction in which the ownership or lease of property or the conduct of its business requires such qualification, license or registration, except where the failure to be so qualified, licensed or registered or in good standing (or the equivalent thereof) would not have a Material Adverse Effect.

(c)    The Company has made available to Parent true and correct copies of the Organizational Documents for each member of the Company Group as in effect on the date hereof.

4.2    Capitalization. Section 4.2 of the Disclosure Letter sets forth a complete and accurate list of (i) the authorized, issued and outstanding Class A Common Units, Class B Common Units and Warrants of the Company, (ii) the name of each record and beneficial owner of the issued and outstanding Class A Common Units, Class B Common Units and Warrants of the Company and (iii) the number Class A Common Units, Class B Common Units and Warrants of the Company held by each such Person. The Company Units and the Warrants represent all the authorized, issued and outstanding Equity Securities of the Company. Except as set forth on Section 4.2 of the Disclosure Letter, there are no other Equity Securities of the Company authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls or commitments of any character whatsoever, relating to any of the Company Units, to which the Company or any of the Company Subsidiaries is a party or is bound requiring the issuance, delivery or sale of Equity Securities of the Company. Except as set forth on Section 4.2 of the Disclosure Letter, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company, any of the Company Units or any Equity Securities of any Company Subsidiary or to which any member of the Company Group is a party or is bound. Except for the Warrants, the Company has no authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the holders of the Company Units on any matter. There are no Contracts to which the Company is a party or by which it is bound to (x) repurchase, redeem or otherwise acquire any of the Company Units or other Equity Securities of the Company or (y) vote or dispose of any of the Company Units or other Equity Securities of the Company. Except as set forth in the Company LLC Agreement, there are no irrevocable proxies and no voting agreements with respect to any of the Company Units. All of the Company Units have been duly authorized, validly issued and are fully paid, free and clear of any Encumbrances other than Encumbrances under applicable securities Laws, and have been offered, sold and delivered by the Company in compliance with all applicable securities Laws. No Equity Securities of the Company have been issued in violation of any Contracts, commitments, memorandums, understandings or arrangements under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent Organizational Documents of the Company or any Contract to which the Company is a party or by which the Company is bound.

4.3    Subsidiaries.

(a)    Section 4.3(a) of the Disclosure Letter sets forth a complete and accurate list of the name and jurisdiction of each of the Company’s Subsidiaries (each a “Company Subsidiary”) and the authorized, issued and outstanding Equity Securities of each Company Subsidiary. All of the outstanding Equity Securities of each Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable, if applicable, and are directly owned of record by the Company or a Company Subsidiary, free and clear of any Encumbrances other than Encumbrances under applicable securities Laws or as created by acts of Parent or its Affiliates. Except as set forth on Section 4.3(a) of the Disclosure Letter, there are no other Equity Securities of any Company Subsidiary authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever to which any Company Subsidiary is a party or may be bound requiring the issuance, delivery or sale of shares of capital stock, or other equity interests, of any Company Subsidiary. Except as set forth on Section 4.3(a) of the Disclosure Letter, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the equity interests of, or other voting interest in, any Company Subsidiary to which any member of the Company Group is bound. No Company Subsidiary has any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equityholders of such Company Subsidiary on any matter. There are no Contracts to which any member of the Company Group is a party or by which any member of the Company Group is bound to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interest in, any Company Subsidiary or (ii) vote or dispose of any shares of the capital stock of, or other equity or voting interest in, any Company Subsidiary. Except to the extent provided under the Loan Agreements, there are no irrevocable proxies and no voting agreements with respect to any shares of equity interests, or other voting interest in, any Company Subsidiary. No Equity Securities of the Company Subsidiaries have been issued in violation of any Contracts, commitments, memorandums, understandings or arrangements under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent Organizational Documents of the Company Subsidiaries or any Contract to which any of the Company Subsidiaries is a party or by which any of the Company Subsidiaries are bound.

(b)    None of the Company or the Company Subsidiaries is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability or obligation of, any Person.

(c)    None of the Company or any Company Subsidiary owns, directly or indirectly, any capital stock of, or equity ownership or voting interest in, any Person (other than a Company Subsidiary).

4.4    Authority; Binding Obligation.

(a)    The Company has full requisite authority and power to execute, deliver and perform this Agreement and each Ancillary Agreement to which it will be a party and to consummate the transactions contemplated hereby and thereby. The execution of this Agreement and each Ancillary Agreement to which the Company will be a party and the consummation of the transactions contemplated hereby or thereby have been duly and validly authorized by all required limited liability company action on the part of the Company and no other limited liability company proceedings on the part of the Company are necessary to authorize this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby. This Agreement has been, and each Ancillary Agreement to which the Company will be a party will be, duly executed and delivered by the Company and, assuming that this Agreement or such Ancillary Agreement constitutes the legal, valid and binding obligation of Parent, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (b) general principles of equity (clauses (a) and (b), collectively, the “Equitable Exceptions”).

(b)    The Managing Members and the Company Board, have each duly adopted resolutions by unanimous written consent (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the holders of Company Units, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the equityholders of the Company for adoption and approval and (iv) resolving to recommend that the holders of Company Units vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

4.5    No Defaults or Conflicts. The execution and delivery of this Agreement and each of the Ancillary Agreements to which the Company will be a party and the consummation of the transactions contemplated hereby and thereby by the Company and performance by the Company of its obligations hereunder and thereunder (a) do not or will not conflict with or result in any violation of the Organizational Documents any member of the Company Group; (b) except as set forth in Section 4.4(a) of the Disclosure Letter, do not or will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the acceleration of or create in any party the right to accelerate, terminate, materially modify or cancel, with or without notice or lapse of time or both, result in the imposition of any Encumbrance on the Company Units or other properties or assets of the Company Group under, result in the loss of any benefit or right under, or give rise to any obligation of any member of the Company Group to make any payment under, any Contract to which the Company or any Company Subsidiary is a party or is otherwise bound, except as would not have a Material Adverse Effect; and (c) do not or will not, assuming all filings and consents necessary for the consummation of the transactions contemplated hereby as set forth in Section 4.6 of the Disclosure Letter shall have been, as relevant, obtained or made, violate in any material respect any existing applicable Law of any Governmental Authority having jurisdiction over any member of the Company Group or any of their respective properties.

4.6    No Governmental Authorization Required. Except for any filing required under the HSR Act or the requirements of any Governmental Authority described on Section 4.6 of the Disclosure Letter, no authorization, consent, waiver or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Company or any of the Company Subsidiaries in connection with the due execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, except in each case for such authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not be material to the Company Group, taken as a whole.

4.7    Financial Statements; No Undisclosed Liabilities.

(a)    Section 4.7(a) of the Disclosure Letter sets forth true, accurate and complete copies of the Financial Statements. The Financial Statements (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company Group, (ii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of their respective dates, and (iii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, with only such deviations from such accounting principles or their consistent application as are referred to in the notes to the Audited Financial Statements and subject, in the case of the Unaudited Financial Statements, to (A) the absence of normal year-end audit adjustments set forth on Section 4.7(a) of the Disclosure Letter that will not, individually or in the aggregate, be material and (B) the absence of related footnotes.

(b)    Except (i) as set forth in the Audited Financial Statements (including the footnotes thereto) or the Interim Balance Sheet, and (ii) for liabilities incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet that are not material, individually or in the aggregate, to the Company and the Company Subsidiaries, the Company and the Company Subsidiaries do not have any liabilities, Indebtedness, debts or obligations of any nature (whether known or unknown, absolute, accrued, contingent or otherwise), whether or not required by GAAP to be reflected or reserved against on a balance sheet of the Company and the Company Subsidiaries.

(c)    Except as set forth in the Financial Statements, as of the date hereof, neither the Company nor any Company Subsidiary maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities and Exchange Commission.

(d)    Neither the Company nor any Company Subsidiary has any outstanding and unforgiven loans that were granted pursuant to the CARES Act or similar laws (including pursuant to the Paycheck Protection Program). All information submitted by the Company or any Company Subsidiary to any Governmental Authority in connection with the provision of any federal, state and local COVID-19 related relief was true and correct at the time of submission, including any and all certifications made by such member of the Company Group on any application form submitted in connection therewith. The Company or the applicable Company Subsidiary has submitted all attestation documentation required with respect to receipt and retention of any such relief, and has complied with all applicable laws, regulations and guidance promulgated with respect to such relief.

4.8    Intellectual Property.

(a)    Section 4.8(a) of the Disclosure Letter sets forth a true and correct list of all Owned Intellectual Property that is registered, issued or subject to a pending application for registration or issuance with a Governmental Authority as of the date hereof, each item of which is valid, subsisting, unexpired and, to the knowledge of the Company, enforceable.

(b)    The Company and the Company Subsidiaries exclusively own, or have a valid and enforceable license or other right to use, all Intellectual Property used in or otherwise necessary for the conduct of the business of the Company and the Company Subsidiaries as presently conducted (collectively, “Business IP”), free and clear of any Encumbrances other than Permitted Encumbrances.

(c)    There are no Actions pending or, to the knowledge of the Company, threatened in writing by or against the Company or any Company Subsidiary (i) alleging that the Company or any of the Company Subsidiaries is infringing, misappropriating or violating the Intellectual Property rights of any third party or (ii) challenging the validity or enforceability of, or the Company’s or the applicable Company Subsidiary’s title to or right to use, any Owned Intellectual Property, or to the knowledge of the Company, any other Business IP.

(d)    The conduct of the business of the Company and the Company Subsidiaries as presently conducted and as conducted in the past three (3) years does not infringe, misappropriate or violate, and has not infringed, misappropriated or violated, any material Intellectual Property right of any third party. To the knowledge of the Company, no Person is infringing, misappropriating or violating any Owned Intellectual Property.

(e)    No present or former employee, officer or director of the Company or any Company Subsidiary, or agent, outside contractor or consultant of the Company or any Company Subsidiary, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Owned Intellectual Property. The Company and the Company Subsidiaries have taken commercially reasonable steps in accordance with standard industry practices to protect its rights in Owned Intellectual Property and at all times have maintained the confidentiality of all information that constitutes or constituted a trade secret of the Company or any Company Subsidiary, including requiring all third parties having access thereto to execute written non-disclosure agreements.

(f)    All of the Software, computer hardware, firmware, networks, interfaces and related systems that are used in the conduct of the business of the Company and the Company Subsidiaries (the “IT Assets”) (i) perform in conformance with their documentation in all material respects, (ii) are free from any material Software defect, (iii) do not contain any virus, Software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer systems or Software, or any Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the Software and (iv) have not, over the past two (2) years, experienced any material failures, crashes, security breaches or other adverse events affecting the IT systems, which have not been fully remediated. The Company and the Company Subsidiaries provide for the back-up and recovery of material data and has implemented disaster recovery plans, procedures and facilities and, as applicable, have taken all steps to implement such plans and procedures.

(g)    (i) The Company and the Company Subsidiaries are, and in the past three (3) years have been, in compliance in all material respects with all Privacy Laws and (ii) no Person has gained unauthorized access to, transferred, altered, or made any unauthorized use of any Personal Data processed, controlled, collected or obtained by the Company or any of the Company Subsidiaries. The Company and the Company Subsidiaries have implemented commercially reasonable security measures to protect the integrity and security of the IT Assets and all Personal Data and other sensitive data stored therein or transmitted thereby against loss, unauthorized access, alteration, transfer or misuse by any Person. There are no facts or circumstances that would require the Company to give notice to any Person of any actual or perceived data security breach pursuant to any Privacy Law. The transactions contemplated by this Agreement will not result in any material liabilities in connection with any Privacy Laws.

4.9    Compliance with the Laws. The Company and the Company Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all Laws applicable to them. Since January 1, 2018, none of the Company, any of the Company Subsidiaries or any of its or their executive officers has received, nor is there any basis for, any notice, order, complaint or other communication from any Governmental Authority or any other Person that the Company or any of the Company Subsidiaries is not in compliance in any material respect with any Law applicable to it.

4.10    Contracts. Section 4.10 of the Disclosure Letter lists or describes, as of the date hereof, and true and correct copies have been made available to Parent of, all Contracts (other than purchase orders) to which the Company or any Company Subsidiary is a party or to which their respective assets, rights, property or business are bound or subject, in each case, which are (each of the following, together with any Company Plan, being referred to as a “Material Contract” and collectively, the “Material Contracts”):

(a)    Contracts which provide for the purchase or sale of goods or services by the Company or any Company Subsidiary from any one Person under which the undelivered balance of such products or services has a purchase price in excess of One-Hundred Thousand Dollars ($100,000);

(b)    broker, distributor, dealer, manufacturer’s representative, franchise, agency, continuing sales or purchase, sales promotion, market research, marketing, consulting or advertising Contracts;

(c)    Contracts relating to Indebtedness or the guarantee of any Indebtedness;

(d)    Contracts pursuant to which the Company or any of the Company Subsidiaries has provided funds to or made any loan, capital contribution or other investment in, or assumed any liability or obligation of, any Person, including take-or-pay contracts or keepwell agreements;

(e)    Contracts with any Governmental Authority;

(f)    Contracts with any Company Affiliated Person (other than a member of the Company Group);

(g)    joint venture or partnership, merger, asset or stock purchase or divestiture Contracts relating to the Company or any of the Company Subsidiaries;

(h)    Contracts involving the sharing of revenues, profits, losses, costs or liabilities with any third party;

(i)    Contracts with a referral sources, including such Contracts with any healthcare entity, facility, provider, or practitioner for the provision of services, rental of space, and/or rental of equipment;

(j)    Contracts entered into in the past five (5) years providing for the acquisition of all or a substantial portion of the assets or equity of any Person or of any business, other than acquisitions of inventory, supplies or other materials in the ordinary course of business consistent with past practice;

(k)    Contracts that contain a covenant by the Company or any Company Subsidiary not to compete in any line of business with any Person or in any geographic region or that otherwise limits the ability of the Company or any Company Subsidiary to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third parson “most favored nation” status or any type of special discount right;

(l)    Contracts that contain licenses of Intellectual Property from the Company or a Company Subsidiary to any third party or to the Company or a Company Subsidiary from any third party, which are material to the conduct of the business of the Company Group, taken as a whole (excluding any “off-the-shelf” or other software generally commercially available on standard terms and conditions or any agreements entered into in ordinary course of business);

(m)    Leases;

(n)    Contracts with Third Party Payors;

(o)    Contracts that are collective bargaining agreements under which employees of the Company or the Company Subsidiaries are covered;

(p)    Contracts pursuant to which the Company or Company Subsidiary manages the operations of any other Person or pursuant to which any Company has management services provided to it;

(q)    employment or consulting Contracts or Contracts for services which require the payment of more than One-Hundred Thousand Dollars ($100,000) annually in total cash compensation, which is not terminable on sixty (60) or fewer days’ notice by the Company or a Company Subsidiary without liability for any material penalty or severance payment;

(r)    Contracts entered into in the past five (5) years involving any resolution or settlement of any actual or threatened proceeding with a value of greater than One-Hundred Thousand Dollars ($100,000) or which involved any allegations of criminal liability or which impose continuing obligations on the Company or any Company Subsidiary; and

(s)    Contracts, whether or not made in the ordinary course of business, that (A) involve a future or potential liability or receivable, as the case may be, in excess of One-Hundred Thousand Dollars ($100,000) on an annual basis or in excess of Two-Hundred Thousand Dollars ($200,000) over the current Contract term, (B) has a term greater than one year and cannot be cancelled by the Company or a Company Subsidiary without penalty or further payment and without more than 30 days’ notice or (C) is material to the business, operations, assets, financial condition, results of operations or prospects of the Company Group, taken as a whole.

With respect to all Material Contracts, neither the Company, any Company Subsidiary nor, to the knowledge of the Company, any other party to any such Contract is in breach thereof or default thereunder and there does not exist under any Material Contract any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by the Company, any Company Subsidiary or, as of the date hereof and to the knowledge of the Company, any other party, in each case except for such breaches, defaults and events as to which requisite waivers or consents have been obtained. Each Material Contract (A) is legal, valid and binding on the Company or a Company Subsidiary and, to the knowledge of the Company, the other parties thereto, and (B) is in full force and effect. No party to any Material Contract has exercised any termination rights with respect thereto, has materially modified such Material Contract, or has threatened to terminate or materially modify any Material Contract. No party to any Material Contract has given the Company or any Company Subsidiary any notice of any material dispute with respect to such Contract. Neither the Company nor any of the Company Subsidiaries has received any notices seeking (i) to excuse a third party’s non-performance, or delay a third party’s performance, under existing Material Contracts due to interruptions caused by COVID-19 (through invocation of force majeure or similar provisions, or otherwise) or (ii) to modify any existing contractual relationships due to COVID-19.

4.11    Litigation. Except as set forth on Section 4.11 of the Disclosure Letter, there are no Actions pending, or to the knowledge of the Company, threatened against or involving the Company or any Company Subsidiary or any material portion of their respective properties or assets before any Governmental Authority. There is no Action (other than by Parent or its Affiliates) pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement or the Ancillary Agreements. There is no outstanding order, writ, judgment, injunction, decree, determination or award of any Governmental Authority pending or, to the knowledge of the Company, threatened investigation by, any Governmental Authority relating to the Company, any of the Company Subsidiaries, any of their respective properties or assets, any of their respective officers or directors, or the transactions contemplated by this Agreement or the Ancillary Agreements. There is no Action by the Company or any of the Company Subsidiaries pending, or which the Company or any of the Company Subsidiaries has commenced preparations to initiate, against any other Person.

4.12    Taxes.

(a)    All Tax Returns in respect of income Taxes and all other material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been timely (within any applicable extension periods) filed, and all such Tax Returns are true, complete and correct in all material respects.

(b)    The Company and the Company Subsidiaries have fully and timely paid all Taxes shown to be due on the Tax Returns referred to in Section 4.12(a) and all other material Taxes.

(c)    All material deficiencies for Taxes asserted or assessed in writing against the Company or the Company Subsidiaries have been fully and timely (within any applicable extension periods) paid, settled or properly reflected in the Financial Statements.

(d)    No audit is pending or, to the knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any Company Subsidiary.

(e)    There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes due from the Company or any Company Subsidiary for any taxable period and no request for any such waiver or extension is currently pending.

(f)    There are no Encumbrances for Taxes upon the assets or properties of the Company or any Company Subsidiary, except for Permitted Encumbrances.

(g)    Neither the Company nor any Company Subsidiary has participated in any listed transaction, within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(h)    Neither the Company nor any Company Subsidiary is a party to any agreement, Contract or arrangement primarily relating to the sharing, allocation or indemnification of Taxes, or has any liability for Taxes of any Person by reason of being a member of an affiliated group, within the meaning of Section 1504(a) of the Code or filing consolidated federal income Tax Returns under Treasury Regulations Section 1.1502-6 or similar provision of state, local or foreign Tax Law, or as a transferee or successor.

(i)    Neither the Company nor any Company Subsidiary is a party to any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Law, and neither the Company nor any Company Subsidiary is subject to any private letter ruling of the U.S. Internal Revenue Service or comparable ruling of any other Governmental Authority.

(j)    Neither the Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(k)    Each member of the Company Group has had at all times since its formation the U.S. federal income tax classification set forth on Schedule 4.12(k).

4.13    Permits. The Company and the Company Subsidiaries have, and since January 1, 2018, have had, all consents, approvals, authorizations, registrations, waivers, certificates, filings, franchises, licenses, notices, accreditations, concessions, exemptions, and permits of any Governmental Authority necessary for the lawful conduct, operation or ownership of the Company’s and each Company Subsidiary’s businesses (collectively, “Permits”). Each of the Company and the Company Subsidiaries is and since January 1, 2018, has been in compliance in all material respects with all such Permits. All such Permits are in full force and effect, and there has occurred no material default under any Permit by the Company or any Company Subsidiary.

4.14    Employee Benefit Plans.

(a)    Section 4.14(a) of the Disclosure Letter contains a true and complete list, as of the date hereof, of each material written “employee benefit plan” (within the meaning of Section 3(3) of ERISA) whether or not subject to ERISA, stock purchase, stock option, phantom stock, performance unit, stock appreciation right, employee stock ownership, equity compensation, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, profit sharing, pension, retirement, retention, compensation, termination, consulting, welfare benefit, employee loan, retiree medical or life insurance, supplemental retirement and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, in each case, which the Company or any Company Subsidiary sponsors, maintains or contributes to for the benefit of its current or former employees or otherwise has or could have any obligation, other than any multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.”

(b)    The Company has made available to Parent a current copy (or, to the extent no such copy exists, a description) thereof and, to the extent applicable: (i) any related trust agreement; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description and summary of material modifications, and (iv) for the two most recent plan years (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c)    Except as set forth on Section 4.14(c) of the Disclosure Letter, neither the Company nor any Company Subsidiary contributes to any Multiemployer Plan and none of the Company Plans are subject to Title IV of ERISA. Except as would not have a Material Adverse Effect: (i) each Company Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, rules and regulations and (ii) each Company Plan which is intended to be qualified within the meaning of Code Section 401(a) has received a favorable determination letter from the IRS as to its qualification or is entitled to rely upon a favorable opinion issued by the IRS, and to the knowledge of the Company nothing has occurred that could reasonably be expected to cause the loss of such qualification or exemption.

(d)    For each Company Plan that is a “welfare plan” within the meaning of ERISA Section 3(1), neither the Company nor any Company Subsidiary has any liability or obligation under any plan which provides medical or death benefits with respect to current or former employees of the Company or any Company Subsidiary beyond their termination of employment (other than coverage mandated by Law).

(e)    With respect to any Company Plan, as of the date hereof, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, anticipated or expected to be asserted.

(f)    Except as otherwise set forth in this Agreement, as constitutes a Transaction Bonus or as otherwise set forth on Section 4.14(f) of the Disclosure Letter, the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment) will not (i) result in any payment from the Company or any Company Subsidiary becoming due, or increase the amount of any compensation due, in each case to any current or former employee of the Company or any Company Subsidiary, (ii) increase any benefits otherwise due under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits from the Company or any Company Subsidiary to any current or former employee of the Company or any Company Subsidiary or (iv) result in payments which would not be deductible under Section 280G of the Code.

(g)    With respect to each Company Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), such plan or arrangement has been operated in compliance in all material respects with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan or arrangement is subject to Section 409A of the Code and so as to avoid any tax, interest or penalty thereunder.

(h)    Neither the Company nor any Company Subsidiary has any indemnity or gross-up obligation on or after the Closing Date for any Taxes imposed under Section 4999 or Section 409A of the Code.

(i)    Neither the Company nor any Company Subsidiary has amended any Company Plan in response to COVID-19. Neither the Company nor any Company Subsidiary has experienced a partial plan termination as the result of any employee reductions.

(j)    The Company does not maintain any Company Plans outside the jurisdiction of the United States or that cover any employee of the Company or any Company Subsidiary residing or working outside of the United States.

4.15    Labor Relations.

(a)      Except as would not have a Material Adverse Effect and solely as relates to the employees of the Company and the Company Subsidiaries: (i) in the two (2) years prior to the date hereof, neither the Company nor any of the Company Subsidiaries have experienced any work stoppage, labor strike, slowdown, or other material labor dispute, disruption or claim of unfair labor practices and, to the knowledge of the Company, none is threatened, (ii) the Company and the Company Subsidiaries are in compliance with all applicable Laws relating to labor and employment matters including classification of individuals as employees or independent contractors and are not engaged in any unfair labor practice, (iii) has implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state, provincial or local plant closing or mass layoff Law and (iv) there is no material unfair labor practice charge or complaint against the Company or any of the Company Subsidiaries pending before the National Labor Relations Board or any similar state agency.

(b)      Except as set forth on Section 4.15(b) of the Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to or bound by any collective bargaining agreement or similar agreement with any labor organization covering employees of the Company or the Company Subsidiaries.

(c)      Except as would not be material to the Company Group, taken as a whole, since January 1, 2018, there have not been (x) any allegations or formal complaints made to or filed with the Company or any Company Subsidiary related to sexual harassment or sexual misconduct, (y) any other claims initiated, filed or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary related to sexual harassment or sexual misconduct, or (z) any other allegations, formal complaints or any other claims initiated, filed or, to the knowledge of the Company, threatened against any Person other than the Company or any Company Subsidiary related to sexual harassment or sexual misconduct, in each case by or against any senior level management employee of the Company or any of Company Subsidiary.

4.16    Environmental Compliance. The Company and each Company Subsidiary is, and since January 1, 2018 has been, in compliance in all material respects with all applicable Environmental Laws. The Company and each Company Subsidiary has all Permits required under any applicable Environmental Laws to conduct the business of the Company and the Company Subsidiaries as presently conducted. Each of the Company and the Company Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with the requirements of such Permits. There are no pending or, to the knowledge of the Company, threatened material Environmental Claims against the Company or any Company Subsidiary. No Hazardous Substances are or have been present, and there is and has been no Release or threatened Release of Hazardous Substances nor any remediation or corrective action of any kind relating thereto, in either case, in a condition or concentration requiring investigation or remediation pursuant to Environmental Laws, on, in, at or under any properties (including any buildings, structures, improvements, soils or subsurface strata, surface water bodies or drainage ways, and ground waters thereof) (i) currently owned, leased or operated by or for the Company or any of the Company Subsidiaries; or (ii) to which the Company or any of the Company Subsidiaries has sent any Hazardous Substances. Neither the Company nor any of the Company Subsidiaries has been alleged to be liable for any Release of, threatened Release of or contamination by Hazardous Substances under any Environmental Law.

4.17    Insurance. Section 4.17 of the Disclosure Letter sets forth each insurance policy maintained by the Company Group with respect to their properties, assets, products, business or personnel, (the “Insurance Policies”), together with the carrier, liability limits for each such policy, whether such insurance policy is “occurrence” or “claims made” and the Person that is the policy holder. Neither the Company nor any of the Company Subsidiaries is in material default with respect to any provision contained in any Insurance Policy or has failed to give any notice or present any material claim under any Insurance Policy as required by the terms thereof. All premiums under such Insurance Policies due and payable have been paid in full. Neither the Company nor any Company Subsidiary has received a written notice of cancellation, termination, non-renewal, reduction in coverage or material premium increase of any Insurance Policy, nor, to the Company’s knowledge, is any of the foregoing threatened.

4.18    Title to and Sufficiency of Assets.

(a)      The Company and the Company Subsidiaries have good and valid title to or a valid leasehold interest in all of their assets, including all of the assets reflected on the Interim Balance Sheet or acquired in the ordinary course of business since the date of the Interim Balance Sheet, except those sold or otherwise disposed of for fair value since the date of the Interim Balance Sheet in the ordinary course of business consistent with past practice. The assets owned or leased by the Company and the Company Subsidiaries constitute all of the assets necessary for the Company and the Company Subsidiaries to carry on their respective businesses as conducted as of the date hereof. None of the assets owned or leased by the Company or any of the Company Subsidiaries is subject to any Encumbrance, other than Permitted Encumbrances.

(b)      All material tangible assets owned or leased by the Company or the Company Subsidiaries have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

(c)      This Section 4.18 does not relate to real property or interests in real property, such items being the subject of Section 4.19, or to Intellectual Property, such items being the subject of Section 4.8.

4.19    Real Property. The Company and the Company Subsidiaries do not own any real property. Section 4.19 of the Disclosure Letter sets forth under the heading “Leased Properties” a complete and accurate list of all real property leased, subleased or licensed by any member of the Company Group (the “Leased Property”), together with a description of each lease, sublease, license or other Contract or arrangement relating to the Company Group’s use or occupancy of such Leased Property (collectively, the “Leases”). The Company and the Company Subsidiaries have good and valid leasehold, subleasehold or license interests and title in the Leased Property. No parcel of Leased Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been threatened. There are no contractual or legal restrictions that preclude or restrict, in any material respect, the ability to use any Leased Property by the Company or any of the Company Subsidiaries for the current use of such real property. There are no material latent defects or material adverse physical conditions affecting the Leased Property. The Leased Property constitutes all of the real property necessary for the Company Group to operate their businesses as currently conducted.

4.20    Affiliate Transactions. Except for (a) employment agreements entered into in the ordinary course of business, or (b) as disclosed on Section 4.20 of the Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any Contract with any Company Affiliated Person and no Company Affiliated Person has any ownership or financial interest in any property or assets of the Company Group or owns, directly or indirectly, any equity or other financial or voting interests in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of the Company or any of the Company Subsidiaries. There are no outstanding notes payable to, accounts receivable from or advance by the Company or any Company Subsidiary to, and neither the Company nor any Company Subsidiary is otherwise a debtor or creditor of, any Company Affiliated Person.

4.21    Absence of Certain Changes or Events. Except as set forth on Section 4.21 of the Disclosure Letter, or as otherwise contemplated by this Agreement, since the date of the most recent Audited Financial Statements, (a) there has been no Material Adverse Effect, (b) the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice in all material respects, (c) neither the Company nor any of the Company Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting, any of its material properties or assets, whether or not covered by insurance and (d) neither the Company nor any of the Company Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.1.

4.22    Brokers. Except as set forth on Section 4.22 of the Disclosure Letter (which Person’s fees will be paid at or prior to the Closing and which fees shall be Seller Expenses), no broker, finder or similar intermediary has acted for or on behalf of the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Company or any Company Subsidiary or any action taken by them.

4.23    Compliance with Healthcare Laws.

(a)      Except as set forth on Section 4.23(a) of the Disclosure Letter, the Company and the Company Subsidiaries are, and since January 1, 2018, have been, in compliance in all material respects with all Healthcare Laws and requirements of Third Party Payor Programs applicable to their respective businesses or operations. Since January 1, 2019, none of the Company or the Company Subsidiaries is or has been in material violation of any Healthcare Law or requirement of any Third Party Payor Program in any respect, and no Action has been filed or commenced against any of them alleging any failure so to comply in any material respect. To the knowledge of the Company, there are no facts, events, circumstances or conditions that would reasonably be expected to form the basis for any material Action against or affecting the Company or any of the Company Subsidiaries, relating to or arising under any Healthcare Law or requirement of any Third Party Payor Program or Third Party Payor Authorization.

(b)      Section 4.23(b) of the Disclosure Letter sets forth all of the Healthcare Permits currently held, maintained or obtained by the Company and the Company Subsidiaries. Each of the Healthcare Permits set forth on Section 4.23(b) of the Disclosure Letter is in full force and effect. Other than the Permits set forth on Section 4.23(b) of the Disclosure Letter, no other Permits are required to carry on the operation of the respective businesses as presently conducted. Since January 1, 2015, there has been no cancellation or termination, revocation, suspension, non-renewal, material violation of or material default under, any Permit.

(c)      Each member of the Company Group holds, and for the past three (3) years, has held, in full force and effect, all Third Party Payor Authorizations necessary to participate in and be reimbursed by all Third Party Payor Programs in which any member of the Company Group participates. All Third Party Payor Authorizations, including all supplier numbers for participation or enrollment with Third Party Payor Programs are listed on Section 4.23(b) of the Disclosure Letter. Each member of the Company Group is in good standing in each Third Party Payor Program in which it participates. With respect to each Contract with a Third Party Payor Program to which any member of the Company Group is a party, since January 1, 2015, such member of the Company Group has complied in all material respects with all applicable requirements, including conditions of payment or participation and are not in breach of or default under any such Contract. No member of the Company Group has received any written notice that there is any investigation, audit, claim, review, inquiry or proceeding pending or threatened against any of them that would reasonably be expected to result in a revocation, suspension, termination, probation, or substantial restriction of any participation by such member of the Company Group in any Third Party Payor Program. To the knowledge of the Company, there are no facts, events, circumstances or conditions that would reasonably be expected to result in a material recoupment, required repayment, or any criminal penalty, civil penalty, or fine against any member of the Company Group.

(d)      None of the Company or any of the Company Subsidiaries, nor any their respective equityholders, officers, directors, employees, agents or contractors, or any Person with an ownership or control interest (as that phrase is defined in 42 C.F.R. § 420.201) in any member of the Company Group, is or has been (or, to the knowledge of the Company, has been threatened to be) (i) excluded from any Third Party Payor Program pursuant to 42 U.S.C. § 1320a-7 and related regulations, (ii) “suspended” or “debarred” from selling products to the U.S. government or its agencies pursuant to the Federal Acquisition Regulation, relating to debarment and suspension applicable to federal government agencies generally (42 C.F.R. Subpart 9.4), or other applicable Laws or regulations, (iii) debarred, disqualified, suspended or excluded from participation in any Third Party Payor Program or is listed on the General Services Administration list of excluded parties, nor is any such debarment, disqualification, suspension or exclusion threatened or pending, (iv) precluded from participation in from any Third Party Payor Program or (v) made a party to any other Action by any Governmental Authority that may prohibit it from selling products or providing services to any governmental or other purchaser pursuant to applicable Law. Each member of the Company Group (1) conducts and has conducted background checks as required by applicable Law and (2) screens and has screened all of their equityholders, officers, directors, employees, contractors and vendors against the List of Excluded Individuals and Entities maintained by the Office of Inspector General of the Department of Health and Human Services and the System for Award Management excluded parties data maintained by the General Services Administration.

(e)      The Company and the Company Subsidiaries are, and have been at all times in the past three (3) years, in compliance in all material respects with all applicable Privacy Laws, including with respect to any Company Plan. The Company and the Company Subsidiaries are, and have been at all times in the past three (3) years, in compliance in all material respects with (i) all Contracts or other arrangements in effect between the Company or any of the Company Subsidiaries and any third party that apply to or restrict the use, disclosure or security of Personal Data by the Company or any of the Company Subsidiaries or by any other party to such Contracts (collectively, “Privacy Agreements”) and (ii) the terms of any consents, authorizations, waivers of authorization or other permissions pursuant to which the Company or any of the Company Subsidiaries accesses, uses, discloses, or have accessed, used or disclosed, Personal Data (collectively, “Privacy Consents”). The Company and the Company Subsidiaries have in place, and the Company and the Company Subsidiaries comply, and at all times in the past three (3) years have complied, in all material respects with, written policies to protect the security and privacy of Personal Data (“Data Policies”). The Company has made available to Parent copies of all Data Policies and notices governing the Company’s or any of the Company Subsidiaries’ use, disclosure, security and maintenance of Personal Data. The Company and the Company Subsidiaries have the right pursuant to the Privacy Agreements, the Privacy Consents and the Data Policies to use and disclose Personal Data for the purpose such information is and has been used and disclosed. Neither the execution, delivery or performance of this Agreement, nor the consummation of transactions contemplated hereby, including any direct or indirect transfer of Personal Data resulting from transactions contemplated hereby, will violate any Data Policies, any Privacy Agreements, or any Privacy Consents as such currently exist or as existed at any time during which any of such Personal Data was collected or obtained. The Company and the Company Subsidiaries have, and have since January 1, 2018, maintained, physical, technical, organizational and administrative security safeguards, consistent with applicable Privacy Laws, to protect all Personal Data collected by, or on behalf of, the Company Group from and against unauthorized access, use and/or disclosure and that comply in all material respect with all Privacy Agreements, Privacy Consents, Data Policies, and Privacy Laws. The Company has (A) conducted risk assessments and external audits of its systems and products, and tracks security incidents related to its systems and products and has conducted all security management processes required by Privacy Laws, including a risk assessment and information system activity review (collectively, “Information Security Reviews”), (B) timely corrected any material exceptions or vulnerabilities identified in such Information Security Reviews, (C) made available a true and correct copy of its most recent Information Security Review and (D) installed generally available software security patches and other fixes to identified technical information security vulnerabilities in accordance with its information security policy and industry standards. To the knowledge of the Company, no Person has withdrawn his or her consent to any use or processing of his or her Personal Data or requested erasure of his or her Personal Data by the Company or any of the Company Subsidiaries in the three (3) years prior to the date of this Agreement where Company or such Company Subsidiary has not complied with such request. In the past three (3) years, except as otherwise set forth on Section 4.23(e) of the Disclosure Letter, neither the Company nor any Company Subsidiary has received any written complaint from any Person or any written notice from any Governmental Authority relating to a violation of HIPAA or regarding the Company’s, any of the Company Subsidiaries’ or any of their agents, employees or contractors’ uses or disclosures of, or security practices or security incidents regarding, Personal Data. In the past three (3) years, except as otherwise set forth on Section 4.23(e) of the Disclosure Letter, there have not been any non-permitted uses or disclosures, security incidents, or breaches involving Personal Data held or collected by or on behalf of the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is subject to any pending Action, nor, to the knowledge of the Company, is any Action threatened against the Company or any of the Company Subsidiaries (and to the knowledge of the Company, no such Actions involving material violations are likely to be asserted or threatened against the Company or any of the Company Subsidiaries) by any third party or entity, including any Governmental Authority, alleging (x) a material violation of any Data Policies, Privacy Consents or any Privacy Agreements, (y) a material violation of any third party or entity’s privacy, personal or confidentiality rights under any Privacy Laws, or (z) the failure of the Company or any of the Company Subsidiaries with respect to any security audit. Except as set forth on Section 4.23(e) of the Disclosure Letter, neither the Company nor any of the Company Subsidiaries has notified, either voluntarily or as required by any Privacy Law, any affected Person, any customer, any Governmental Authority, or the media of any breach or non-permitted use or disclosure of Personal Data, and except as set forth on Section 4.23(e) of the Disclosure Letter, neither the Company nor any of the Company Subsidiaries is currently planning to conduct any such notification or investigating whether any such notification is required.

(f)      The Company and the Company Subsidiaries have established and maintain a compliance program that addresses and complies in all material respects with applicable Healthcare Laws and that reflects the material elements of an effective compliance program for the nature of their businesses as set forth in guidance issued by the U.S. Department of Health and Human Services.

(g)      In the past three (3) years, neither the U.S. Department of Health and Human Services nor any federal or state agency has conducted or given the Company or any Company Subsidiary written notice that it intends to conduct any audit or other review of the Company’s or any Company Subsidiary’s participation in with any Governmental Payor.

(h)      The Company and the Company Subsidiaries have timely filed all material reports, applications, statements, documents, registrations, filings, amendments, and submissions (“Submissions”) required to be filed under applicable Healthcare Laws, and all such Submissions were in material compliance with applicable Healthcare Laws when filed, true and correct in all material respects as of the date of submission, or were corrected in or supplemented by a subsequent filing, and no deficiencies have been asserted by any applicable Governmental Authority with respect to any such Submissions. All information submitted to any Governmental Authority in the past three (3) years is materially accurate and complete.

(i)      In the past three (3) years, neither the Company nor any Company Subsidiary nor any of their respective members, directors, officers, employees, contractors, or agents (i) has been or is currently a party to a corrective action plan, corporate integrity agreement, deferred prosecution agreement, consent decree, settlement agreement or similar undertaking with or imposed by any Governmental Authority arising from any alleged or actual violation of any Healthcare Law or failure to meet any applicable requirements regarding any Healthcare Permit, (ii) has any reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority, (iii) has made any voluntary or self-disclosure to any Governmental Authority of any potential or actual non-compliance with any Healthcare Law or Healthcare Permit applicable to the Company or any Company Subsidiary or is in the process of considering making any such voluntary or self-disclosure, (iv) has been assessed a civil money penalty under the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a or any regulations promulgated thereunder or any other fine or penalty by any other Governmental Authority, and (v) has been charged with, convicted of or entered a plea of guilty or nolo contendre to any criminal or civil offense relating to the delivery of any item or service under a Third Party Payor Program or any other violation of Healthcare Laws. There is no Action pending or, to the knowledge of the Company, threatened, with respect to the termination or suspension of the participation by the Company or any Company Subsidiary in with any Third Party Payor Program. None of the Company, any Company Subsidiary, or any of the employed healthcare practitioners of the Company or any Company Subsidiary or, to the knowledge of the Company, any of the contracted healthcare practitioners of the Company or any Company Subsidiary has submitted or been named by another Person as a party to, or is involved in any arrangement that has been the subject of, a voluntary disclosure to any Governmental Authority related to any actual or potential violation of any Healthcare Law, including without limitation any voluntary or self-disclosure to any Governmental Authority.

(j)      None of the Company, any Company Subsidiary, or any employee, owner, manager, partner, officer or director of the Company or any Company Subsidiary, has been served with or received in the past three (3) years any search warrant, subpoena, civil investigative demand, audit, record request, formal or informal written request, contact letter or other personal contact or communication by or from any federal or state enforcement agency alleging or suggesting any violation of any material Healthcare Laws; furthermore, none of the actions described in this Section 4.23(j) is pending, or to the knowledge of the Company, threatened.

(k)      Other than as set forth on Section 4.23(k) of the Disclosure Letter, no Person has filed or, to the knowledge of the Company, has threatened to file against the Company or any of the Company Subsidiaries, an action under any federal or state whistleblower statute, including without limitation, under the False Claims Act, 31 U.S.C. §§ 3729-3733.

(l)      Each healthcare practitioner that is or has been employed or contracted by the Company Group who is required by applicable Healthcare Laws to have a license or certification in order to provide professional services (i) is, and at all times during which such practitioner has provided any health care services to or on behalf of the Company Group has been, in all material respects, duly licensed and certified in each applicable jurisdiction as required by applicable Law, (ii) has not been sanctioned, disciplined or had his or her license suspended, cancelled, revoked, withdrawn, or limited by any applicable Governmental Authority, and (iii) to the knowledge of the Company, no event has occurred, and fact, circumstance or condition exists that reasonably may result in the denial, loss, restriction, revocation, or rescission of any such license or certification. Each such healthcare practitioner is, has been, or was during the period of time which such healthcare practitioner provided services to or on behalf of the Company Group, in all material respects, duly certified to participate in, and has maintained appropriate participation in Third Party Payor Programs, and no action is pending or, to the knowledge of the Company, threatened that may result in the discipline, suspension, revocation, or limitation by any applicable Governmental Authority of such participation.

(m)      The compensation paid to each healthcare practitioner who is or has performed services for or on behalf of the Company Group does not vary, and for the past three (3) years has not varied, in any material manner based on the volume or value of such practitioner’s referrals to or business generated for the Company Group. Neither the Company Group, nor any healthcare practitioner or employee acting on the Company Group’s behalf, has, in the past three (3) years, paid, solicited, received, or accepted remuneration (anything of value) in exchange for, or as an inducement to encourage, referrals for health care items or services or the securing of any contract to furnish health care items or services for Governmental Payor beneficiaries. None of the Company, any Company Subsidiary, or any of their respective directors, officers, employees and healthcare practitioners has or had, in the past three (3) years, any financial relationships with any healthcare entity that do not comply with any applicable federal or state fraud and abuse Laws.

(n)      Neither the Company nor the Company Subsidiaries provides to customers, healthcare providers, patients of health care providers, or others, coverage, billing, coding, or reimbursement advice regarding any healthcare services reimbursable by any Third Party Payor.

4.24    Payors. Section 4.24 of the Disclosure Letter sets forth a true and complete list of the top twenty (20) Third Party Payors of the Company and the Company Subsidiaries as measured by the fees received from such Third Party Payors, for the fiscal year ended December 31, 2020. Neither the Company nor any of the Company Subsidiaries has received any written or, to the Company’s knowledge, oral indication from any of the Third Party Payors listed on Section 4.24 of the Disclosure Letter to the effect that any such Third Party Payor (i) has cancelled, suspended, renegotiated pricing or material terms or otherwise terminated its relationship with the Company or any of the Company Subsidiaries, or (ii) has advised the Company or any of the Company Subsidiaries of its intention to cancel, suspend, renegotiate pricing or to diminish material terms or otherwise modify or terminate its relationship with the Company or any of the Company Subsidiaries, or to materially reduce its business or adversely change the terms upon which it pays for services from the Company or any of the Company Subsidiaries.

4.25    Accounts Receivable. All accounts receivable of the Company and the Company Subsidiaries shown on the Interim Balance Sheet represent, and the accounts receivable of the Company and the Company Subsidiaries outstanding on the Closing Date will represent, valid receivables in respect of sales actually made or services actually performed in bona fide transactions. The reserves for accounts receivable set forth in the Interim Balance Sheet have been calculated in accordance with GAAP and were determined on a basis consistent with the Company’s and the Company Subsidiaries’ historical methods and past practices in establishing such reserves. Unless paid prior to the Closing, as of the Closing Date, all accounts receivable will be current and collectible net of the respective reserves shown on the Interim Balance Sheet. There is no contest, claim or right of set-off, other than returns in the ordinary course of business, under any contract with any obligor of any accounts receivable related to the amount or validity of such accounts receivable, and no bankruptcy, insolvency or similar proceedings have been commenced by or against any such obligor. All accounts payable by the Company or the Company Subsidiaries to third parties reflected on the Interim Balance Sheet have arisen in the ordinary course of business and no such account payable in excess of $50,000 is delinquent by more than one hundred and twenty (120) days in its payment.

4.26    Exclusivity of Representations. The representations and warranties in this Article 4 and the Ancillary Agreements are the exclusive representations and warranties made by or concerning the Company Group. Except as otherwise expressly set forth in this Article 4 or the Ancillary Agreements, (a) the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, written or oral, as to the condition, value or quality of any business or assets of any member of the Company Group, and (b) the Company specifically disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to the assets of any member of the Company Group, any part thereof and the absence of any defects therein, whether latent or patent. Except for the representations and warranties made by the Company in this Article 4 and the Ancillary Agreements, no member of the Company Group is, directly or indirectly, making any representations or warranties regarding the pro-forma financial information, financial projections or other forward-looking statements of any member of the Company Group provided to Parent in connection with the transactions contemplated hereby. Notwithstanding the foregoing, nothing herein shall limit Parent’s or Guarantor’s remedies in connection with any Fraud.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Each of the Parent Parties represents and warrants to the Company and the Merger Participants, as of the date hereof and as of the Closing Date (except to the extent such representations and warranties are expressly given as of an earlier date, in which case, as of such earlier date), as follows:

5.1    Organization. Each Parent Party is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Parent Party has all requisite corporate or limited liability company power and authority to own its properties, rights or other assets and carry on its business in all material respects as presently owned or conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not materially impair or delay the ability of the Parent Parties to effect the transactions contemplated hereby. Each Parent Party was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and have engaged in no business activity other than as contemplated by this Agreement. Except for obligations or liabilities incurred in connection with the transactions contemplated by this Agreement, the Parent Parties have not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any material agreements or arrangements with any Person.

5.2    Authority; Binding Obligation. Each Parent Party has full requisite corporate or limited liability company authority and power to execute, deliver and perform this Agreement and the Ancillary Agreements to which they will be parties and to consummate the transactions contemplated hereby or thereby. The execution of this Agreement and the Ancillary Agreements to which they will be parties, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate or limited liability company action on the part of each Parent Party and no other corporate or limited liability company proceedings on the part of the Parent Parties are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby by the Parent Parties. This Agreement has been, and each of the Ancillary Agreements will be, duly executed and delivered by the Parent Parties and, assuming that this Agreement constitutes the legal, valid and binding obligations of the other parties hereto, constitutes the legal, valid and binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

5.3    No Defaults or Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Parent Parties and performance by each Parent Party of its obligations hereunder (a) do not conflict with or result in any violation of the charter, bylaws, certificate of formation, limited liability company agreement or other constituent documents of such Parent Party, and (b) do not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the acceleration of or create in any party the right to accelerate, terminate, materially modify or cancel, with or without notice or lapse of time or both, any material Contract to which a Parent Party is a party or by which a Parent Party is bound or to which the properties of the Parent Parties may be subject, and (c) do not violate in any material respect any existing applicable Law of any Governmental Authority having jurisdiction over the Parent Parties or any of their respective properties, except that no representation or warranty is made in the foregoing clauses (b) or (c) with respect to such matters that would not materially impair the ability of a Parent Party to effect the transactions contemplated hereby.

5.4    No Authorization or Consents Required. Except with respect to filings required under the HSR Act and requirements of any Governmental Authority described on Section 4.6 of the Disclosure Letter, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other Person will be required to be obtained or made by any Parent Party in connection with the due execution, delivery and performance by such Parent Party of this Agreement and the consummation by such Parent Party of the transactions contemplated hereby except, in each case, for such authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not materially impair the ability of the Parent Parties to effect the transactions contemplated hereby.

5.5    Brokers. No broker, finder or similar intermediary has acted for or on behalf of any Parent Party in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Parent Parties or any action taken by the Parent Parties, except for Persons whose fees and expenses shall be paid by Parent.

5.6    Litigation. There is no Action pending or to the knowledge of Parent, threatened against any Parent Party or any material portion of their respective properties or assets before any Governmental Authority which questions the validity or legality of this Agreement or the transactions contemplated hereby or which seeks to prevent the transactions contemplated hereby or otherwise would prevent or materially impair the ability of the Parent Parties to effect the transactions contemplated hereby.

5.7    Acknowledgments. The Parent Parties acknowledge that, except for the representations and warranties in Article 4 and the Ancillary Agreements, no member of the Company Group nor any other Person has made any representation or warranty, express or implied, written or oral, as to the accuracy or completeness of any information that the Company Group furnished or made available to the Parent Parties and their respective Representatives in connection with the transactions contemplated hereby and that none of the Merger Participants or any of their Representatives, or any Representative of the Company, shall have or be subject to any liability to the Parent Parties, or any other Person, resulting from any of the Parent Parties’ use of any information, documents or material made available (or any omissions therefrom) to any Parent Party in the Data Room. The Parent Parties acknowledge that, except for the representations and warranties contained in Article 4 and the Ancillary Agreements (which the Parent Parties acknowledge shall not survive following the Closing), neither the Company nor any other Person has made any other representation or warranty, express or implied, written or oral, by or on behalf of the Company. Each of the Parent Parties acknowledges that neither the Company nor any other Person has made, directly or indirectly, any representation or warranty regarding the pro-forma financial information, financial projections or other forward-looking statements of the Company Group provided to the Parent Parties. Notwithstanding the foregoing, nothing herein shall limit Parent’s or Guarantor’s remedies in connection with any Fraud.

5.8    Investment Purpose. Parent will be purchasing the Class A Common Units for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities Laws. Each of the Parent Parties acknowledges that the sale of the Class A Common Units hereunder has not been registered under the Securities Act of 1933 and the rules promulgated thereunder (the “Securities Act”) or any state securities Laws, and that the Class A Common Units may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. Parent represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

5.9    Financing. Each of the Parent Parties affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that such Parent Party obtain financing for or related to any of the transactions contemplated hereby. As of the Closing Date, Parent will have access to sufficient funds as necessary to consummate the transactions contemplated by this Agreement, including the payment by Parent of all amounts to be delivered by it pursuant to Article 2.

5.10   Solvency. Assuming the Company and each of the Company Subsidiaries are solvent as of immediately prior to the Closing, and the accuracy of the representations and warranties set forth in Article 4 in all respects as of the Closing, immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the Closing), the Company and each of the Company Subsidiaries will be solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent or its Subsidiaries.

ARTICLE 6
COVENANTS

Unless this Agreement is terminated pursuant to Article 9, the parties hereto covenant and agree as follows:

6.1    Conduct of Business of the Company.

(a)    Except (A) as contemplated by this Agreement, (B) as required by applicable Law, or (C) as otherwise set forth in Section 6.1 of the Disclosure Letter, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 9, the Company shall, and shall cause the Company Subsidiaries to, (x) conduct their respective business and operations in the ordinary course of business consistent with past practice in all material respects (it being understood that failure to take any action that would be prohibited by any of clause (i) through (xx) below shall not, in any event, constitute a breach of this sentence), (y) use reasonable best efforts to preserve substantially intact the business organization and assets of the Company and the Company Subsidiaries, and keep available the services of the current officers, employees and consultants of the Company Group and (z) use reasonable efforts to preserve the current relationships of the Company Group with material customers, suppliers and other Persons with which the Company Group has significant business relations. Without limiting the generality of the foregoing, except as specifically and expressly required by this Agreement, as required by applicable Law or as otherwise set forth in Section 6.1 of the Disclosure Letter, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 9, without the prior written consent of Parent, the Company shall not, and shall cause the Company Subsidiaries not to, undertake any of the following actions:

(i)    issue, sell, transfer, dispose of, encumber or pledge, or authorize or propose the issuance, sale, transfer, disposition or pledge of, or subject to any Encumbrance (other than any Encumbrance applicable to Company Units or Warrants under securities Laws) (A) any Equity Securities or Warrants of the Company or any Company Subsidiary or (B) any other securities in respect of, in lieu of, or in substitution for Equity Securities of the Company or any Company Subsidiary;

(ii)    redeem, purchase, restructure or otherwise acquire any outstanding Equity Securities of the Company or any Company Subsidiary except for any redemption, purchase, restructuring or acquisition in connection with the departure of any employee of the Company Group in accordance with the Organizational Documents of the Company; provided, that nothing in this Agreement shall restrict the Company or any Company Subsidiary from declaring or paying any cash dividend or cash distribution that is paid in full prior to the Closing Date;

(iii)    (A) amend, modify, supplement, waive any provision of or otherwise change its Organizational Documents or (B) split, reclassify, sub-divide or combine any of its Equity Securities or otherwise change its capital structure;

(iv)    (A) incur or guarantee any Indebtedness or issue any debt securities, other than Indebtedness for borrowed money drawn under the Loan Agreements that is not in excess of One Million Dollars ($1,000,000), individually or in the aggregate, or (B) make any voluntary or optional pre-payments in respect of Indebtedness owed by the Company or any Company Subsidiary to any third-party;

(v)    except as required under Company Plans in effect as of the date hereof or pursuant to Law, (A) increase the compensation or benefits of any of its directors, officers or employees (other than the compensation increases set forth on Section 6.1(a)(v) of the Disclosure Letter), (B) pay or agree to pay, any pension, retirement allowance, severance or termination pay, or other compensation or employee benefits not contemplated by any Company Plan to any director, officer or employee, whether past or present, (C) enter into, adopt, terminate, or amend any Company Plan, (D) terminate the employment of any employee in the position of senior vice president or above, other than for cause, (E) except as required by Law, modify or enter into any collective bargaining agreement or other contract with any labor organization or works council in respect of employees of the Company or the Company Subsidiaries, (F) implement any employee layoffs in violation of the WARN Act or announce, implement or effect any material reduction in labor force, lay-off, early retirement program or other program or effort concerning the termination of employment of employees of the Company or any of the Company Subsidiaries other than routine employee terminations or (G) hire any employee whose annual base salary exceeds $150,000 or, other than in the ordinary course of business and consistent with past practice, any other employees;

(vi)    sell, lease, transfer or otherwise dispose of, any of its material property, rights or assets other than sales of obsolete assets or assets with de minimis value;

(vii)    make any loans, advances, capital contributions or investments in any Person, except advances for travel and other bona fide business expenses to officers and employees in the ordinary course of business consistent with past practice;

(viii)    (A) amend, modify, supplement, waive any material right under, become subject to, or terminate any Material Contract or (B) enter into any Contract that would be a Material Contract if entered into prior to the date hereof (other than (x) bidding for, entering into, or renewing Contracts with private payors in the ordinary course of business consistent with past practice and (y) automatic renewals of Leases in the ordinary course of business);

(ix)    acquire any business or Person or all or substantially all of the assets of any Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;

(x)    except in accordance with the currently approved capital budget of the Company Group (a copy of which has been furnished to Parent), commit or authorize any commitment to make any capital expenditures or incur any liability in respect thereof in excess of Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate, or fail to make any capital expenditures in accordance with such budget;

(xi)    make any change in any method of accounting or auditing practice other than those required by GAAP;

(xii)    enter into, modify or amend any transaction or Contract with, any Governmental Authority or any Company Affiliated Person;

(xiii)    make or change any material Tax election, file any material amended Tax Return, change any Tax accounting period or settle any material Tax claim;

(xiv)    accelerate the collection of, or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories, otherwise increase cash on hand, or enter into any agreement, arrangement or understanding with respect to any Closing Date Aged Receivables that deviates in any way from the existing agreement, arrangement or understanding with respect to such Closing Date Aged Receivables, in each case that has been made available to Parent, in each case, other than settlements of Aged Receivables in the ordinary course of business consistent with past practice (which settlements shall not be for less than 75% of the invoiced amount of such Aged Receivable);

(xv)    adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, exchange or readjustment of stock or units, stock or unit dividend or distribution or like change in the capitalization of the Company or any Company Subsidiary;

(xvi)    commence any Action or settle, discharge, compromise or otherwise waive any rights in connection with any Action, other than any Action involving monetary relief only in an amount of $100,000 or less or fully covered by insurance;

(xvii)    cancel or terminate any material insurance policy naming it as a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

(xviii)    take any action or fail to take any necessary action whereby any material Business IP may become invalidated, abandoned, lost, impaired, unmaintained, unenforceable or dedicated to the public domain;

(xix)     amend, modify, waive any provision of, supplement or otherwise change any Earnout Purchase Agreement; or

(xx)      authorize or agree to take any of the foregoing actions.

Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement (A) will give Parent, directly or indirectly, rights to control or direct the business or operations of the Company or the Company Subsidiaries prior to the Closing or (B) shall operate to prevent or restrict any act or omission by the Company or the Company Subsidiaries the taking of which is required by applicable Law. Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, exercise consistent with the terms and conditions of this Agreement, control of their business and operations.

6.2    Access to Information; Confidentiality; Public Announcements.

(a)    During the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 9, the Company shall give Parent and its authorized Representatives, reasonable access during normal business hours to all books, records, offices and other facilities and properties of the Company Group as Parent and its authorized Representatives may from time to time reasonably request; provided, however, that (i) any such access shall be subject to the Company Group’s reasonable security measures and insurance requirements and conducted in a manner not to unreasonably interfere with the businesses or operations of the Company Group, (ii) Parent and its Representatives shall not contact or otherwise communicate with the employees, customers or suppliers of the Company Group in connection with the transactions contemplated hereby unless (x) approved in writing in advance by the Company, (y) such contact is in the ordinary course of Parent’s business consistent with past practice and unrelated to the transaction contemplated hereby, or (z) such contact is with the employees of the Company Group listed on Section 6.2(a) of the Disclosure Letter and relates to post-closing integration, transitional or employment matters, (iii) the Company shall not be required to disclose any information to Parent or its authorized Representatives if doing so would violate the confidentiality provisions under any Contract to which any member of the Company Group is a party or to which any member of the Company Group is subject, (iv) Parent and its authorized Representatives shall not conduct any invasive sampling of the Environment or building materials at any such facilities or properties, and (v) nothing herein shall require the Company to furnish to Parent or provide Parent with access to information that is subject to attorney-client privilege; provided, that in connection with the foregoing clauses (i) through (v), the Company shall use its reasonable best efforts to make alternative arrangements in order to provide such information or access if requested by Parent in a manner that would not unreasonably interfere with the operations of the Company Group or otherwise violate any Contract, duty or privilege of the Company Group (collectively the “Access and Assistance Limitations”).

(b)    Any confidential, non-public or proprietary information of the Company Group provided to or obtained by Parent or its authorized Representatives and their authorized Representatives pursuant to paragraph (a) above shall be “Evaluation Material” as defined in the non-disclosure agreement, dated March 30, 2021, by and between the Company and AM Holdco, Inc. d/b/a Simplura Health Group (the “Confidentiality Agreement”), and shall be held by Parent in accordance with and be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein. In the event of the termination of this Agreement for any reason, Parent shall comply with the terms and provisions of the Confidentiality Agreement. The Confidentiality Agreement shall terminate automatically upon the occurrence of the Effective Time.

(c)    No party will (and each party shall cause its Affiliates not to) issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto and shall keep the terms of this Agreement and the other documents executed in connection herewith confidential; provided, however, that nothing herein will prohibit any party (or such Affiliate as the case may be) from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is required by Law or the rules of any securities exchange to which such Person is subject, in which case the party (or such Affiliate, as the case may be) making such determination will, if practicable in the circumstances, use commercially reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance. For the avoidance of doubt, each party hereto may make announcements to their respective employees or other business relations that are not inconsistent in any material respects with the parties’ prior public disclosures regarding the transactions contemplated by this Agreement. Notwithstanding the foregoing, the restrictions set forth in this Section 6.2(c) shall cease to apply to Parent, its Affiliates and the Company Group upon and after the Closing. Notwithstanding anything herein to the contrary, following Closing, the Seller Representative shall be permitted to: (i) after the public announcement of the Merger, announce that it has been engaged to serve as the Seller Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof; and (ii) disclose information as required by law or to advisors and representatives of the Seller Representative and to the Merger Participants, in each case who have a need to know such information.

6.3    Filings and Authorizations; Consummation.

(a)    Parent and the Company shall, within ten (10) Business Days following the date hereof, file or supply, or cause to be filed or supplied in connection with the transactions contemplated herein, all notifications and information required to be filed or supplied pursuant to the HSR Act. If applicable, each of Parent and the Company shall request early termination of the waiting period under the HSR Act. Parent and the Company shall, promptly following the date hereof, file or supply, or cause to be filed or supplied in connection with the transactions contemplated herein, all filings set forth on Section 4.6 of the Disclosure Letter. Parent acknowledges and agrees that it shall pay and shall be solely responsible for the payment of all filing fees in connection with the filings under this Section 6.3(a).

(b)    Each of Parent and the Company, as promptly as practicable, shall make, or cause to be made, all other filings and submissions not otherwise addressed under Section 6.3(a), including as required under Laws applicable to it, or to the Company Group and their respective Affiliates, as may be required for it to consummate the transactions contemplated herein and shall use its commercially reasonable efforts (which shall not require either party to make any payment or concession (other than payment of any required filing fees) to any Person in connection with obtaining such Person’s consent) to obtain, or cause to be obtained, all authorizations, approvals, consents and waivers from all Persons and Governmental Authorities necessary to be obtained by it, the Company Group or their respective Affiliates, in order for it to consummate such transactions. Parent shall not (i) consent to any voluntary extension of any statutory deadline or waiting period; (ii) pull and refile any filing made under the HSR Act, or any other Antitrust Laws; or (iii) consent to any other voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the prior written consent of the Company. Notwithstanding anything herein to the contrary, Parent shall not be required by this Section 6.3, and neither the Company nor any of the Company Subsidiaries shall agree, to take, agree or commit to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (A) require the divestiture of any assets of the Parent Parties or the Company or any of their respective Affiliates or (B) limit the Parent Parties’ freedom of action with respect to, or its ability to consolidate and control, the Company and the Company Subsidiaries or any of their assets or businesses or any of the Parent Parties’ or its Affiliates’ other assets or businesses.

(c)    The parties hereto shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in paragraphs (a) and (b) above. Each party hereto shall supply such reasonable assistance as may be reasonably requested by the other party hereto in connection with the foregoing.

(d)    Each party hereto shall promptly inform the other parties of any material communication from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding any of the transactions contemplated by this Agreement. If any party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Parent will advise the Company promptly in respect of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other Governmental Authority in connection with the transactions contemplated by this Agreement.

(e)    The Company shall use reasonable best efforts to, and shall cause the Company Subsidiaries to use reasonable best efforts to, give promptly such notice to third parties and obtain such third party consents and waivers as Parent may reasonably request in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. Parent shall cooperate with and assist the Company in giving such notices and obtaining such consents and waiver; provided, however, that Parent shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or waiver or consent to any change in the terms of any agreement or arrangement that Parent in its sole discretion may deem adverse to the interests of Parent or the Company or any of the Company Subsidiaries.

6.4    Further Assurances. From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with Article 9, each of the parties hereto (other than the Seller Representative) shall execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and the actions contemplated hereby. Each party shall, on or prior to the Closing Date, use its commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby.

6.5    Officer and Director Indemnification and Insurance.

(a)    Parent agrees that, for a period of six (6) years after the Closing, it shall cause the Company Group not to amend or repeal the indemnification, advancement of expenses and exculpation provisions of the Company Group’s Organizational Documents as in effect immediately prior to the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the date hereof and prior to the Effective Time, were directors, officers, employees or agents of the Company Group, unless such modification is required by applicable Law.

(b)    On or prior to the Closing Date, the Company shall obtain and pay for a non-cancelable run-off insurance policy, for a period of six (6) years after the Closing Date to provide insurance coverage of not less than the existing coverage, for events, acts or omissions occurring on or prior to the Closing Date for all persons who were directors, managers or officers of the Company Group on or prior to the Closing Date, which policy shall contain terms and conditions no less favorable to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company (the “D&O Tail Policy”). The cost of the D&O Tail Policy shall be a Seller Expense.

6.6    Exclusivity. Until the earlier of (x) the Closing and (y) such time as this Agreement is terminated in accordance with Article 9, except for the transactions contemplated by this Agreement, the Company will not, and will cause its Affiliates and the other members of the Company Group not to, and will direct its Representatives not to, directly or indirectly, solicit, knowingly encourage, participate in, initiate, engage in or enter into, or furnish to any other Person any information with respect to, or otherwise cooperate in any way in any proposal, communication, negotiation, discussion, Contract, agreement, instrument, arrangement or understanding with, any party (other than Parent and its Affiliates and its and their respective Representatives), that constitutes or relates to, or could reasonably be expected to lead to, an Acquisition Proposal. The Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Company shall notify Parent promptly, but in any event within 24 hours, orally and in writing if any such Acquisition Proposal, or any inquiry or other contact with any Person with respect thereto, is made. Any such notice to Parent shall indicate in reasonable detail the identity of the Person making such Acquisition Proposal, inquiry or other contact and the terms and conditions of such Acquisition Proposal, inquiry or other contact. The Company shall not, and shall cause its Affiliates and the other members of the Company Group not to, and will direct their respective Representatives not to release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company or any of the Company Subsidiaries is a party, without the prior written consent of Parent. For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the Merger): (i) any direct or indirect acquisition or purchase of all or any portion of the capital stock or other Equity Securities of the Company or any of the Company Subsidiaries or assets of the Company or any of the Company Subsidiaries (other than inventory to be sold in the ordinary course of business consistent with past practice), (ii) any merger, consolidation or other business combination relating to the Company Group or (iii) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company Group.

6.7    Waiver of Conflicts Regarding Representation. Recognizing that Paul, Weiss has acted as legal counsel to certain Merger Participants, and may be deemed to have acted as legal counsel to the Company Group prior to the Closing, and that Paul, Weiss intends to act as legal counsel to certain Merger Participants and/or the Seller Representative after the Closing, Parent hereby waives and agrees to cause the Company Group to waive, any conflicts that may arise in connection with Paul, Weiss representing any Merger Participants after the Closing in any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated hereby. Parent (on behalf of itself and, following the Closing, the Company Group) also further agrees that, as to all communications prior to the Closing among Paul, Weiss, on the one hand, and any Merger Participant, the Company Group or any of their respective Affiliates or Representatives, on the other hand, that relate exclusively to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the applicable Merger Participant and may be controlled by the applicable Merger Participant and shall not pass to or be claimed by Parent or the Company Group. Notwithstanding the foregoing, in the event that a dispute arises between Parent or the Company Group and a third party other than a Merger Participant or any of their Affiliates after the Closing, such Person may assert or waive the attorney-client privilege to prevent disclosure of confidential communications by Paul, Weiss to such third party; provided, however, that neither Parent nor the Company Group may waive such privilege without the prior written consent of the Seller Representative (which consent shall not be unreasonably withheld, conditioned or delayed).

6.8    Employee Matters.

(a)    From and after the Closing Date until the first anniversary thereof, Parent shall, or shall cause the Company and each Company Subsidiary to, provide (i) a base salary or base wages to each employee of the Company or any Company Subsidiary at an annual rate that is no less than the annual rate of the base salary or base wages that was provided to such employee immediately prior to the Closing, and (ii) annual cash bonus or commission opportunities under Parent’s existing plans and programs that are provided to similarly situated employees of Parent; provided, however, that except as otherwise set forth in any agreement (other than this Agreement) with any employee of the Company or any Company Subsidiary or required by applicable Law, nothing herein shall preclude Parent, the Company or any Company Subsidiary from terminating the employment of any employee at any time on or after the Closing.

(b)    Except as specifically provided herein, Parent shall use commercially reasonable efforts to cause service rendered by employees of the Company and each Company Subsidiary prior to the Closing Date to be taken into account for purposes of participation, coverage, vesting and level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan), as applicable, under all employee benefit plans, programs, policies and arrangements of Parent and its Subsidiaries (including the Company and each Company Subsidiary) from and after the Closing Date, to the same extent as such service was taken into account under corresponding plans of the Company and each Company Subsidiary for such purposes; provided, however, that nothing herein shall result in the duplication of any benefits. Without limiting the foregoing, Parent shall use commercially reasonable efforts to ensure that employees of the Company and each Company Subsidiary will not be subject to any pre-existing condition or limitation under any health or welfare plan of Parent or its Subsidiaries (including the Company and each Company Subsidiary) for any condition for which such employee would have been entitled to coverage under the corresponding plan of the Company and each Company Subsidiary in which such employee participated immediately prior to the Closing Date. Parent shall use commercially reasonable efforts to cause such employees to be given credit under such plans for co-payments made, and deductibles satisfied, prior to the Closing Date.

(c)    Notwithstanding anything to the contrary herein, nothing contained in this Section 6.8 shall (i) confer any rights, remedies or claims upon any third party, including any employee of the Company or any Company Subsidiary or (ii) be considered to be an amendment of, or require an amendment to, any Company Plan or any employee benefit plan, program or arrangement of Parent and its Subsidiaries, (iii) prevent the Parent and its Subsidiaries from amending or terminating any of their employee benefit plans or, after the Closing Date, any Company Plan in accordance with its terms or (iv) prevent the Parent and its Subsidiaries, after the Closing Date, from terminating the employment of any employee of the Company or any Company Subsidiary or changing the terms and conditions of their employment.

6.9    Tax Certificates. On or prior to the Closing Date, (i) the Company shall deliver to Parent a certificate in compliance with Treasury Regulations Section 1.1445-11T (the “FIRPTA Certificates”), certifying that the transactions contemplated by this Agreement with respect to the equityholders of such entities are exempt from withholding under Section 1445 of the Code and (ii) each Merger Participant shall deliver to Parent a completed IRS Form W-9 in compliance with Treasury Regulation Section 1.1445-2(b)(2)(v) and 1.1446(f)-2(b)(2) certifying that the transactions contemplated by this Agreement are exempt from withholding under Sections 1445 and 1446(f) of the Code; provided, that, notwithstanding anything in this Agreement to the contrary, Parent’s sole right if the Company or a Merger Participant fails to provide such certificate shall be to make an appropriate withholding under Section 1445 or Section 1446(f) of the Code (to the extent applicable).

6.10    Access to Books and Records. From and after the Closing, Parent shall, and shall cause the Company Group to, provide the Seller Representative and its authorized Representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the financial, tax, accounting and regulatory books and records of the Company Group with respect to periods prior to the Closing Date solely for the purpose of allowing the Seller Representative to comply with any tax filing, financial reporting or other regulatory requirements applicable to it or the Merger Participants, in each case, subject to the Access and Assistance Limitations (which shall apply to the Seller Representative and its Representatives mutatis mutandis hereunder); provided, that under no circumstance shall Parent or the Company Group be required to share any such information or provide any such access if Parent or its Affiliates (including the Company Group), on the one hand, and any Merger Participant or the Seller Representative or any of their Affiliates or equityholders, on the other hand, are engaged in any Action or other dispute. Unless otherwise consented to in writing by the Seller Representative, Parent shall not permit the Company Group, for a period of six (6) years following the Closing Date, to destroy or otherwise dispose of any books and records of the Company Group, or any portions thereof, relating to periods prior to the Closing Date without first giving reasonable prior written notice to the Seller Representative and offering to surrender to the Seller Representative such books and records or such portions thereof.

6.11    Tax Matters.

(a)    Pre-Closing Tax Periods. From and after the Closing, without the consent of the Seller Representative (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall not, and shall not permit any of its Affiliates (including the Company Group) to (i) make any income Tax election, (ii) amend any income Tax Return, (iii) initiate any voluntary disclosure with respect to income Taxes, (iv) voluntarily approach a Governmental Authority with respect to income Taxes or (v) waive or extend any statute of limitations for the assessment or collection of any income Tax of the Company Group with respect to any Tax period (or portion thereof) before the Closing Date. Parent shall not, and shall not permit any of its Affiliates (including the Company Group) to take any action outside the ordinary course of business on the Closing Date after the Closing (except as specifically contemplated by this Agreement).

(b)    Tax Returns. Subject to Section 6.11(e), after the Closing, Seller Representative shall prepare (or cause to be prepared) all Pass-Through Income Tax Returns of the Company Group for any Pre-Closing Tax Period or Straddle Period (to the extent not already filed before the Closing) in a manner consistent with the past practice of the Company Group, except as required by applicable Law. In connection with any Tax Returns to be prepared by the Seller Representative, Parent and the Surviving Company shall use commercially reasonable efforts to facilitate the Seller Representative’s utilization of the applicable tax return preparation firm(s) selected by Parent (the “Tax Accounting Firm”), including (i) providing reasonable access to the Surviving Company’s books and records and accounting staff and (ii) taking such reasonable steps as may be necessary to cause the Tax Accounting Firm to take direction from the Seller Representative.

(c)    Audits and Cooperation.

(i)    In connection with any audit, examination, litigation or other proceeding with respect to the Pass-Through Income Tax Returns of the Company Group for any Pre-Closing Tax Period or Straddle Period (each, a “Tax Contest”), Parent, on the one hand, and the Seller Representative, on the other hand, shall cooperate fully with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the conduct of any such Tax Contest.

(ii)   The Seller Representative shall have the right to control, and Parent shall have the right to participate in (at its own expense), any Tax Contest relating to Pass-Through Income Tax Returns of the Company Group (any such Tax Contest, a “Pass-Through Tax Contest”), but the Seller Representative shall not settle or compromise any such Pass-Through Tax Contest without Parent’s prior written consent (not to be unreasonably withheld, delayed or conditioned). The tax matters representative for the Surviving Company shall be required to make a “push out” election under Section 6226 of the Code (or any similar provision of state and local Tax law) with respect to any Pass-Through Tax Contest for any Tax period beginning on or after January 1, 2018. If the Seller Representative declines (or fails) to assume control of the conduct of any Pass-Through Tax Contest within a reasonable period after being provided with written notice of such Pass-Through Tax Contest by Parent, Parent shall have the right to assume control of such Pass-Through Tax Contest, but Parent shall not settle or compromise any such Pass-Through Tax Contest without the Seller Representative’s prior written consent (not to be unreasonably withheld, delayed or conditioned) if such settlement or compromise would reasonably be expected to have the effect of increasing Taxes of any pre-Closing direct or indirect equityholders of the Company.

(iii)  Parent shall provide the Seller Representative with notice of any written inquiries, audits, examinations or proposed adjustments by the Internal Revenue Service or any other taxing authority, which relate to any Tax Contest within ten (10) days of the receipt of such notice. Parent shall (and shall cause the Company Group to) (i) retain all books and records with respect to income Tax matters pertinent to the Company Group relating to any Pre-Closing Tax Period or Straddle Period until the expiration of the applicable statute of limitations (and any extension thereof), and to abide by all record retention agreements entered into with any taxing authority with respect to income Taxes, and (ii) give the Seller Representative reasonable notice prior to transferring, destroying or discarding any such books and records and shall allow the Seller Representative to take possession of such books and records.

(d)    Purchase Price Allocation. Within sixty (60) days after the Final Aggregate Closing Date Consideration has become final and binding on the parties, Parent shall deliver to the Seller Representative a statement allocating the aggregate consideration paid to the Merger Participants (and any adjustments thereto in accordance with this agreement, the relevant portion of liabilities of the Company and the Company Subsidiaries and any other amounts treated as consideration for Class A Common Units acquired by Parent pursuant to the Merger for U.S. federal income tax purposes) among the assets of the Company (including the stock of the Company Subsidiaries) and the Company Subsidiaries, as applicable, pursuant to the methodologies set forth on Exhibit H hereto, which is intended to be in accordance with the principles of Section 1060 of the Code and applicable Treasury Regulations. The provisions of Section 2.8(c) shall apply mutatis mutandis to any disputes regarding the allocation set forth on such statement. The Merger Participants, Parent and the Company agree, for all U.S. federal income tax purposes, to report the transactions consistently with such allocation, as finally determined, and to not take any position during the course of any Tax audit or other proceeding inconsistent with such allocation, except in each case as otherwise required by a change in Law or pursuant to a final determination of a Governmental Authority.

(e)    Tax Treatment. The Merger Participants, Parent and the Company Group, and their respective Affiliates, agree that for all U.S. federal income tax purposes, the Merger shall be treated as a sale of partnership interests of the Company (other than any Class A Common Units held by Parent or its Subsidiaries immediately prior to the Merger) within the meaning of Section 741 of the Code for the consideration described in Section 2.6(a), the Company shall allocate the Transaction Tax Deductions to the Merger Participants (to the maximum extent permitted under Law), and the parties shall apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 with respect to any success-based fees, and the Company shall otherwise allocate all items of income and deduction of the Company, based on a closing of the books of the Company as of the end of the day on the Closing Date (in accordance with Section 706 of the Code and the Treasury Regulations thereunder) and Parent and its Affiliates shall cause the tax year of the Company to end on the Closing Date (clauses (i) through (iii) together, the “Intended Tax Treatment”). The Merger Participants, the Seller Representative, Parent and the Company Group, and their respective Affiliates, shall report the transactions contemplated by this Agreement (including, for the avoidance of doubt, all Tax Returns described in Section 6.11(b)) in a manner consistent with the Intended Tax Treatment and not take any position during the course of any Tax audit or other proceeding inconsistent with the Intended Tax Treatment, except as otherwise required by a change in Law or pursuant to a final determination of a Governmental Authority.

6.12    Consent and Agreement. Within six (6) hours after the execution of this Agreement, the Company shall deliver to Parent the Consent and Agreement, executed by the holders of not less than 75% of the Class A Common Units outstanding as of the date of this Agreement, irrevocably adopting and approving this Agreement and the transactions contemplated hereby, including the Merger.

6.13    Termination of Affiliate Contracts. On or before the Closing Date, except as set forth in Section 6.13 of the Disclosure Letter, this Agreement and any Ancillary Agreements contemplated herein, all liabilities and obligations between any member of the Company Group, on the one hand, and any Company Affiliated Person (not including the Company or any Company Subsidiary) on the other hand shall be terminated.

6.14    Section 280G Approval. To the extent that any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) has the right to receive any payments or benefits that could be deemed to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder), then, the Company will: (a) no later than five (5) business days prior to the Closing Date, obtain from each such “disqualified individual” a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that any remaining payments and/or benefits shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder); and (b) no later than two (2) business days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (a), submit to a vote of holders of the equity interests of the Company entitled to vote on such matters, in the manner required under Section 280G(b)(5) of the Code and the regulations promulgated thereunder, along with adequate disclosure intended to satisfy such requirements (including Q&A 7 of Section 1.280G-1 of such regulations), the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to, and in no event later than two (2) business days prior to soliciting such waivers and approval, the Company shall provide drafts of such waivers and approval materials to Parent for its review and comment, and the Company shall consider in good faith any changes to such documentation reasonably requested by Parent. No later than two (2) business days prior to soliciting the waivers, the Company shall provide Parent with the calculations and related documentation used by the Company to determine whether and to what extent the vote described in this Section 6.14 is necessary in order to avoid the imposition of Taxes under Section 4999 of the Code. Prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the stockholders of the Company was solicited in accordance with the foregoing and whether the requisite number of votes of the equityholders of the Company was obtained with respect to the Waived 280G Benefits or that the vote did not pass and the Waived 280G Benefits will not be paid or retained.

6.15    Paying Agent Agreement. On the Closing Date, the Company and the Seller Representative shall enter into the Paying Agent Agreement.

6.16    Indemnification by Merger Participants.

(a)    The Merger Participants shall (severally and not jointly, in accordance with their respective Pro Rata Shares), from and after the Closing, indemnify, defend and hold harmless Parent, its Affiliates (including, after the Closing, the Company and the Company Subsidiaries), their respective officers, directors, partners, equity holders, and the successors and assigns of the foregoing Persons (each hereinafter referred to individually as a “Parent Indemnified Person”; and collectively as “Parent Indemnified Persons”) from and against all claims, demands, suits, Actions, causes of action, losses, costs, damages, liabilities, Taxes and out-of-pocket expenses (including reasonable attorneys’ fees) (hereinafter collectively referred to as “Losses”) based upon, arising out of or incurred and/or paid in connection with the matters set forth on Section 6.16 of the Disclosure Letter or with respect to the Earnout Obligations. With respect to the matters set forth on Section 6.16(a) of the Disclosure Letter, within five (5) Business Days following the final assessment and settlement by the Company (or the applicable Company Subsidiary) and the IRS of the matter set forth on Section 6.16(a) of the Disclosure Letter, Parent and the Seller Representative shall jointly instruct the Escrow Agent to release from the Special Indemnification Escrow Account to Parent the amount of such final assessment and settlement, plus any Losses or other costs incurred by the Parent Indemnified Persons in connection therewith (the “Parent Escrow Portion”). Following payment of the Parent Escrow Portion, any amounts remaining in the Special Indemnification Escrow Account shall be distributed to the Paying Agent for distribution to the Merger Participants (subject to Section 2.9(b) and Section 2.11, in each case). Subject to Sections 6.16(b) and 6.16(c), any indemnifiable Losses owed to the Parent Indemnified Persons with respect to the Earnout Obligations shall be satisfied in accordance with Section 2.12; provided that in no event shall the Parent Indemnified Persons be entitled to Losses with respect to the Earnout Obligations in excess of the amounts available in the Earnout Escrow Accounts other than in the case of (and then, solely to the extent of) any Indemnified Earnout Defense Costs. Subject to Sections 6.16(b) and 6.16(c), any indemnifiable Losses owed to the Parent Indemnified Persons with respect to the matters on Section 6.16(b) of the Disclosure Letter shall be paid promptly by the Merger Participants after receipt by the Seller Representative of a valid written demand from Parent or the Surviving Company; provided, that in no event shall the Parent Indemnified Persons be entitled to Losses with respect to Section 6.16(b) of the Disclosure Letter in excess of $2,500,000 in aggregate. Subject to Sections 6.16(b) and 6.16(c), any indemnifiable Losses owed to Parent Indemnified Persons pursuant to Section 6.16(c) of the Disclosure Letter shall be paid promptly by the Merger Participants after receipt of by the Seller Representative of a written notice from Parent or the Surviving Company demanding payment in respect of such Losses, which written notice shall describe the assertion of a claim or Action by any former holder of Incentive Units that has or would be reasonably likely to give rise to a claim for indemnifiable Losses under this Section 6.16.

(b)    Indemnification Procedures.

(i)    If any Parent Indemnified Person receives written notice of the assertion or commencement of any Third Party Claim against such Parent Indemnified Person with respect to which the Merger Participants may be obligated to provide indemnification under this Agreement, the Parent Indemnified Person will give the Seller Representative (the “Indemnifying Person”; provided, that references to Indemnifying Person herein shall be deemed to mean the Merger Participants in the case of payment obligations and the Seller Representative in the case of the right to give and receive notices on behalf of the Merger Participants) reasonably prompt written notice thereof. Such notice by the Parent Indemnified Person will describe the Third Party Claim in reasonable detail, will include copies of all available material written evidence thereof that is in the Parent Indemnified Person’s possession and will indicate the estimated amount, if reasonably practicable and quantifiable, of Losses that have been or may be sustained by the Parent Indemnified Person. The Indemnifying Person will have the right to participate in the defense of such Third Party Claim at the Indemnifying Person’s expense, or at its option (subject to the limitations set forth in this Section 6.16(b)(i)) to assume the defense thereof at the Indemnifying Person’s expense by appointing a recognized and reputable counsel (such counsel to be reasonably acceptable to the Parent Indemnified Person) to be the lead counsel in connection with such defense; provided, however, that:

(1)    the Indemnifying Person must give the Parent Indemnified Person written notice of its election to assume control of the defense of the Third Party Claim, subject to the limits set forth herein, within fifteen (15) Business Days of the Indemnifying Person’s receipt of notice of the Third Party Claim and such notice shall contain confirmation that the Indemnifying Person shall indemnify the Parent Indemnified Person for the Losses arising out of or resulting from such Third Party Claim if required pursuant to this Section 6.16, subject to the limits set forth herein;

(2)    the Indemnifying Person shall keep the Parent Indemnified Person advised of the status of such Third Party Claim and the defense and settlement thereof on a current basis and shall consider in good faith the recommendations made by the Parent Indemnified Person with respect thereto; and

(3)    the Parent Indemnified Person shall be entitled to participate in the defense of the Third Party Claim and to employ a recognized and reputable counsel of its choice for such purpose; provided, however, that the fees and expenses of such separate counsel shall be borne by the Parent Indemnified Person, except that if in the reasonable opinion of counsel to the Parent Indemnified Person, (A) there are legal defenses available to a Parent Indemnified Person that are different from or additional to those available to the Indemnifying Person; or (B) there exists a conflict of interest between the Indemnifying Person and the Parent Indemnified Person that cannot be waived, the Indemnifying Person shall be liable for the reasonable fees and expenses of one counsel to the Parent Indemnified Person in each jurisdiction for which the Parent Indemnified Person determines in its reasonable discretion that counsel is required. Notwithstanding anything to the contrary, no Indemnifying Person shall be entitled to assume or control the defense or prosecution of such Third Party Claim if (w) a majority of the Losses associated with such Third Party Claim are not reasonably expected to be indemnifiable hereunder (including in the event the amount of Losses is reasonably likely to exceed the maximum amount for which the Indemnifying Person can then be liable pursuant to the matter set forth in Section 6.16(b) of the Disclosure Letter in light of the limitations on indemnification contained herein), (x) at the time of assumption and thereafter, the Indemnifying Person fails to conduct the investigation, defense or prosecution actively and diligently, (y) such claim seeks non-monetary, equitable or injunctive relief or alleges any violation of criminal Law or (z) the Parent Indemnified Person has been advised by counsel that a conflict exists between the Parent Indemnified Person and the Indemnifying Person. Parent and the Company Group shall make available records reasonably relevant and reasonably requested relating to such Third Party Claim in order to reasonably assist in the defense of such claim, subject to the Access and Assistance Limitations.

(ii)    Notwithstanding any other provision of this Agreement, the Indemnifying Person shall not enter into settlement, compromise or discharge of any Third Party Claim without the prior written consent of a Parent Indemnified Person, except as provided in this Section 6.16(b)(ii). If a firm offer is made to settle a Third Party Claim that (1)(A) involves the payment of money only, without leading to liability or the creation of a financial or other obligation on the part of the Parent Indemnified Person and provides, as a condition precedent, a full and final legally binding release of all liabilities in respect of such claims given by the claimant in question to each Parent Indemnified Person and its respective Affiliates, and (B) does not impose on any Parent Indemnified Person or its Affiliates any continuing obligation and (2) does not require any Parent Indemnified Person or its Affiliates to (A) admit any wrongdoing or liability or acknowledge any rights of any Person, (B) take or refrain from taking any action or (C) waive any rights unrelated to the Third Party Claim that the Parent Indemnified Person may have against the Person making the Third Party Claim, and the Indemnifying Person desires to accept and agree to such offer, the Indemnifying Person shall give written notice to that effect to the Parent Indemnified Person. If the Parent Indemnified Person fails to consent to such firm offer within ten (10) Business Days after its receipt of such notice, the Parent Indemnified Person may continue to contest or defend such Third Party Claim at its sole cost and expense and in such event, the maximum liability of the Indemnifying Person as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Parent Indemnified Person fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Person may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. The Parent Indemnified Persons shall not enter into any settlement, compromise or discharge of any Third Party Claim without the consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnifying Person (except as provided in this Section 6.16(b)(ii)) if the Indemnifying Person would be responsible for a majority of the Losses to be paid in such settlement; provided, that, if the Parent Indemnified Person presents the Indemnifying Person with a firm offer to settle a Third Party Claim and the Indemnifying Person fails to provide consent to such offer with ten (10) Business Days, the Indemnifying Person may continue to contest or defend such Third Party Claim at its sole cost and expense and in such event, the maximum liability of the Parent Indemnified Persons as to such Third Party Claim shall not exceed the amount for which it would have been responsible pursuant to such settlement offer (notwithstanding any cap or limitation on liability set forth in Section 6.16(a)). If an Indemnifying Person fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Parent Indemnified Person may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. Notwithstanding the foregoing, the Parent Indemnified Persons shall not be required to obtain the consent of the Indemnifying Person in connection with the settlement or discharge of any claim described in Section 6.16(b)(i)(3)(y).

(iii)    A failure to give timely notice or to include any specified information in any notice as provided in Section 6.16(b)(i) will not affect the rights or obligations of any party to this Agreement, except and only to the extent that, as a result of such failure, any party that was entitled to receive such notice was deprived of its right to recover any material payment under its applicable insurance coverage or such party suffers actual and material harm as a result of such failure.

(c)    Indemnification Procedures for Non-Third Party Claims. The Parent Indemnified Person will deliver a written notice to the Indemnifying Person as promptly as reasonably practicable following the Parent Indemnified Person’s first obtaining actual knowledge of a matter for which the Indemnifying Person would be required to indemnify the Parent Indemnified Person hereunder that does not involve a Third Party Claim. Subject to Section 10.1, the failure of any Parent Indemnified Person to so notify the Indemnifying Person shall not relieve the Indemnifying Person of its indemnification obligations hereunder except to the extent that the Indemnifying Person is actually and materially prejudiced by such failure. If the Indemnifying Person does not notify the Parent Indemnified Person within fifteen (15) Business Days following its receipt of such written notice that the Indemnifying Person disputes its liability to the Parent Indemnified Person, the Indemnifying Person will be deemed to have admitted liability with respect to such Losses. If the Indemnifying Person timely disputes such claim, the Parent Indemnified Person shall provide the Indemnifying Person with such information and records as the Indemnifying Person may reasonably request in order to determine the validity of such claim for indemnity by the Parent Indemnified Person, subject to the Access and Assistance Limitations. Such assistance and cooperation shall include providing reasonable access to and copies of information, books, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters. For purposes of this Section 6.16, if the Merger Participants, collectively, comprise the Indemnifying Person, then in each such case all references to such Indemnifying Person (except for provisions relating to an obligation to make or a right to receive any payments) shall be deemed to refer to the Seller Representative acting on behalf of such Indemnifying Person.

6.17    Collection Efforts. Following the Closing Date until the date that is 120 days following the Closing Date, Parent shall cause the Surviving Company to use commercially reasonable efforts to collect or cause to be collected all Closing Date Aged Receivables in the ordinary course of the Company’s business consistent with past practice. During such 120-day period Parent shall cause the Surviving Company to keep the Seller Representative reasonably informed, at the reasonable request of the Seller Representative, as to the status of such collection efforts.

6.18    Additional Information. The Company will deliver to Parent the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2021 and the related consolidated statement of operations, members’ equity and cash flows of the Company and the Company Subsidiaries for the six (6) months then ended by July 30, 2021. The Company will use commercially reasonable efforts to provide such other financial information and assistance as may be reasonably requested by Parent in connection with its financing, financial reporting and accounting activities.

ARTICLE 7
CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT, MERGER SUB AND THE GUARANTOR

The obligations of Parent, Merger Sub and the Guarantor under this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by Parent:

7.1    Representations and Warranties Accurate. Each of the representations and warranties of the Company contained in Article 4 (other than Fundamental Representations and the representation of the Company in Section 4.21(a)) shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualifiers set forth therein) in all respects, in each case on and as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date), except where the failure of such representations or warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Fundamental Representations and the representation contained in Section 4.21(a) shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all respects on such earlier date), except, with respect to the first sentence of Section 4.2 only, for de minimis exceptions.

7.2    Performance. The Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by the Company prior to or on the Closing Date.

7.3    No Material Adverse Effect. Since the date hereof through the Closing Date, there shall not have occurred any Material Adverse Effect.

7.4    Officer’s Certificate. The Company shall have delivered to Parent a certificate, signed by an executive officer the Company, dated as of the Closing Date, certifying the matters set forth in Sections 7.1, 7.2 and 7.3, as they relate to the representations, warranties, agreements and covenants of such party (such certificate, the “Company Officer’s Certificate’”).

7.5    Consent and Agreement. The Company shall have delivered the Consent and Agreement approving the Merger in accordance with Section 6.12.

7.6    Closing Deliverables. The Company shall have delivered, or caused to be delivered, each of the documents, and otherwise performed each of its obligations, covenants and agreements required pursuant to Section 3.2.

7.7    No Injunction or Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

7.8    HSR Act Approvals. The waiting period under the HSR Act applicable to the consummation of the Merger shall have expired or been terminated.

7.9    Incentive Unit Bonus and Release Agreements. The holders of 100% of the Incentive Units shall have delivered Incentive Unit Bonus and Release Agreements, which Incentive Unit Bonus and Release Agreements shall not have been amended, supplemented or modified in any manner since the date of such delivery and shall be in full force and effect.

7.10    Healthcare Approvals. Each of the approvals, authorizations and consents listed on Section 4.6 of the Disclosure Letter shall have been received by the Company Group, each notice and filing described on Section 4.6 of the Disclosure Letter shall have been made or provided by the Company Group, and each waiting period described in Section 4.6 of the Disclosure Letter shall have expired, been validly waived or been terminated, in each case, in the manner required by applicable Law or the applicable Governmental Authority in order to consummate the transactions contemplated hereby.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company under this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Company:

8.1    Representations and Warranties Accurate. The representations and warranties of the Parent Parties contained in Article 5 shall be true and correct in all material respects (without giving effect to any materiality qualifiers set forth therein) on and as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects on such earlier date).

8.2    Performance. Parent shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

8.3    Officer Certificate. Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent, dated as of the Closing Date, certifying the matters set forth in Sections 8.1 and 8.2 (the “Parent Officer’s Certificate’”).

8.4    Closing Deliverables. Parent shall have delivered, or caused to be delivered, each of the documents, and otherwise performed each of its obligations, covenants and agreements required pursuant to Section 3.3.

8.5    No Injunction or Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

8.6    HSR Act Approvals. The waiting period under the HSR Act applicable to the consummation of the Merger shall have expired or been terminated.

ARTICLE 9

TERMINATION

9.1    Termination. This Agreement may be terminated on or prior to the Closing Date as follows:

 (i)    by the mutual written consent of Parent and the Company;

 (ii)    by Parent if the Company fails to deliver the Consent and Agreement to Parent in accordance with Section 6.12 within six hours after the execution of this Agreement;

 (iii)    at the election of Parent or the Company if the Closing Date shall not have occurred on or prior to the day that is 120 days after the date hereof (the “Termination Date”); provided, however, that no party may terminate this Agreement pursuant to this Section 9.1(iii) if such party’s (or in the case of Parent, any Parent Party’s) material breach of this Agreement has been the direct and primary cause of the failure of the Closing to have occurred prior to the Termination Date;

 (iv)    by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Closing, (A) would result in the failure of any of the conditions set forth in Sections 7.1 or 7.2 and (B) cannot be or has not been cured or waived by Parent by the earlier of (x) the Termination Date and (y) 20 Business Days after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph if any Parent Party is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

 (v)    by the Company, if any Parent Party shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Closing, (A) would result in the failure of any of the conditions set forth in Sections 8.1 or 8.2 and (B) cannot be or has not been cured or waived by the Company by the earlier of (x) the Termination Date and (y) 20 Business Days after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this paragraph if any of the Company is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(i)) shall give written notice of such termination to the other party hereto.

9.2    Survival After Termination. If this Agreement is terminated by the parties in accordance with Section 9.1, this Agreement shall become void and of no further force and effect; provided, however, that none of the parties hereto shall have any liability in respect of a termination of this Agreement, except that the provisions of Sections 4.22, 5.5, 6.2(b), 6.2(c), 9.2, Article 10 and the Confidentiality Agreement shall each survive the termination of this Agreement and no such termination shall relieve any party from any liability resulting from a Willful Breach, in which case the non-breaching party shall be entitled to all rights and remedies available at Law or in equity. If the transactions contemplated by this Agreement are terminated as provided in Section 9.1, Parent acknowledges and agrees that all documents, copies thereof, and all other materials received from or on behalf of any member of the Company Group relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, shall continue to be subject to the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE 10

MISCELLANEOUS

10.1    Nonsurvival of Representations and Warranties; Survival of Covenants. Notwithstanding any applicable statutes of limitations, which the parties hereto intend to modify and limit as set forth in this Section 10.1, none of the representations or warranties in this Agreement, or in any instrument or certificate delivered by any party at Closing, will survive the Closing (other than the representations and warranties in Section 5.7), and none of the parties shall have any liability to each other after the Closing for any breach thereof. The covenants and agreements of the Company in this Agreement to the extent required to be performed prior to the Closing shall survive the Closing for a period of ninety (90) days after the Closing Date. All covenants and agreements which are to be performed at or after the Closing shall survive for the time periods specified therein and shall terminate once such covenants are fully performed.

10.2    Expenses. Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

10.3    Amendment. This Agreement may not be amended except by an instrument in writing signed by (i) prior to the Closing, each of Parent and the Company and, if it is adversely affected by such amendment, the Seller Representative, and (ii) following the Closing, each of Parent and the Seller Representative.

10.4    Entire Agreement. This Agreement, including the Disclosure Letter and Exhibits attached hereto which are deemed for all purposes to be part of this Agreement, and the other documents delivered pursuant to this Agreement and the Confidentiality Agreement, contain all of the terms, conditions and representations and warranties agreed upon or made by the parties relating to the subject matter of this Agreement and the businesses and operations of the Company and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter.

10.5    Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.

10.6    Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (i) in writing and served by personal delivery upon the party for whom it is intended, (ii) delivered by electronic mail and (x) receipt is confirmed or, with respect to electronic mail, no “bounceback” or notice of non-delivery is received or (y) notice is delivered by another means authorized by this Section 10.6 on the next Business Day, or (iii) if delivered by certified mail, registered mail, courier service, return-receipt received to the party at the address set forth below, with copies sent to the Persons indicated:

If to the Seller Representative:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com

With a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Angelo Bonvino; Sarah Stasny

Email: abonvino@paulweiss.com; sstasny@paulweiss.com

If to the Company prior to the Closing:

Care Finders Total Care LLC

611 Route 46 West, Suite 200

Hasbrouck Heights, NJ 07604

Attention: Linda Mintz; Sanford Hausner

Email: lmintz@carefinders.org; shausner@carefinders.org

With a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Angelo Bonvino; Sarah Stasny

Email: abonvino@paulweiss.com; sstasny@paulweiss.com

If to any Parent Party or, after the Closing, the Company:

c/o ModivCare Inc.

6900 Layton Avenue, 12th floor

Denver, Colorado 80237

Attention: Jonathan Bush, General Counsel

Email: jonathan.bush@modivcare.com

With a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, New York 10166-0193

Attention: Sean P. Griffiths

Email: SGriffiths@gibsondunn.com

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 10.6.

10.7    Exhibits and Disclosure Letter.

(a)    Any matter, information or item disclosed in any section of the Disclosure Letter (whether or not an explicit cross reference appears) or in the Data Room, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation, warranty or covenant in this Agreement in respect of which such disclosure is reasonably apparent on its face. The inclusion of any matter, information or item in any Schedule to this Agreement shall not be deemed to constitute an admission of any liability by the Company to any third party.

(b)    The Disclosure Letter and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

10.8    Waiver. Waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

10.9    Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of Law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void.

10.10    No Third Party Beneficiary. Nothing in this Agreement shall confer any rights, remedies or claims upon any Person or entity not a party or a permitted assignee of a party to this Agreement, except for (a) the Persons identified in Section 10.18, (b) Paul, Weiss as set forth in Section 6.7, and (c) the right of the Company on behalf of the holders of Company Units and the Warrant Holders to pursue damages (including claims for damages based on loss of the economic benefits of the transaction to the Company’s equityholders) with respect to any breach of this Agreement by any Parent Party (whether or not this Agreement has been terminated pursuant to Article 9), which right is hereby expressly acknowledged and agreed by the Parent Parties.

10.11    Counterparts. This Agreement may be signed in any number of counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf)), with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.

10.12    Release. Except as otherwise provided in this Agreement or any Ancillary Agreement, effective as of the Closing, Parent agrees (and, from and after the Closing, shall cause the Company and each Company Subsidiary to agree) that the Merger Participants (in their capacities as such), their Affiliates and any of their respective Representatives, including current or former officers and directors, members, managers or Representatives of the Company or any Company Subsidiary or any of their respective Affiliates, shall have no liability or responsibility to Parent or the Company or any Company Subsidiary for (and Parent hereby unconditionally releases (and from and after the Closing shall cause the Company and each Company Subsidiary to unconditionally release) such Persons from) any obligation or liability (i) arising out of, or relating to, the organization, management or operation of the businesses of the Company or any Company Subsidiary on or prior to the Closing Date or the ownership of the Merger Participants of the Company Units and Warrants prior to the Closing Date or (ii) relating to this Agreement and the transactions contemplated hereby, except for covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms; provided, that the foregoing release shall not (i) extend to, limit, restrict or alter in any way, and Parent and Merger Sub hereby reserve, each of Parent’s and Merger Sub’s rights under this Agreement and any Ancillary Agreement, including the right to pursue any Actions or claims that Parent or Merger Sub may now or in the future have on account of their rights under this Agreement or any Ancillary Agreement, (ii) extend to or limit any Losses, Actions or claims of the Company or any Company Subsidiary against any current or former officer, employee or director (in his, her or its capacity as such) pursuant to any breach or violation of any employment agreement or arrangement or fiduciary or similar duty, (iii) limit any claim by any Merger Participant in its capacity as an officer or director of the Company Group under any director and officer indemnification provisions of the Organizational Documents of the Company and the Company Subsidiaries or the insurance policies of the Company and the Company Subsidiaries or (iv) limit Parent’s or Merger Sub’s remedies with respect to Fraud.

10.13    Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to principles of conflict of Laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the Laws of the State of Delaware and that the Laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto: (a) agrees that this Agreement involves at least US $100,000; (b) agrees that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708; (c) irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery (or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware) with respect to all actions and proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (whether based on contract, tort or other theory); (d) agrees that all claims with respect to any such action or proceeding shall be heard and determined in such courts and agrees not to commence any action or proceeding relating to this Agreement or the transactions contemplated hereby (whether based on contract, tort or other theory) except in such courts; (e) irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding arising out of this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waives the defense of an inconvenient forum and (f) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

10.14    WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (IN EACH CASE WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.15    Conveyance Taxes. The Company and Parent shall share equally in the payment of all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes (collectively, “Transfer Taxes”) incurred as a result of the transactions contemplated by this Agreement and the Company.

10.16    Specific Performance.

(a)        The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions and money damages, even if available, would not be an adequate remedy for any such failure to perform or any breach of this Agreement. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including cause the Closing to occur) without proof of actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity.

(b)        Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.17    Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto; provided, that the economic and legal substance of the transactions contemplated hereby shall be deemed to be affected in a manner materially adverse to the parties hereto if Section 10.17 is invalid, void or incapable of being enforced. Upon such a determination that any term or other provision is invalid, void, or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

10.18    Limitation on Recourse. Except as set forth in the Confidentiality Agreement, no Action shall be brought or maintained by any party hereto or any of their respective Affiliates or their respective successors or permitted assigns against any current or former direct or indirect equityholder, officer, director, employee or Affiliate of Parent, the Company, the Seller Representative or any Merger Participant, as applicable (who shall be third party beneficiaries of this Section 10.18), which is not otherwise expressly identified as a party hereto, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties or covenants of any party hereto set forth or contained in this Agreement or any exhibit or schedule hereto or any certificate delivered hereunder; provided, that the foregoing shall not limit Parent’s or Merger Sub’s remedies with respect to Fraud, nor shall anything herein prejudice the Seller Representative’s right to be indemnified by the Merger Participants as provided in Section 10.21.

10.19    Seller Representative Expense Fund.

(a)        The Seller Representative shall hold the Seller Representative Expense Fund in the Seller Representative Expense Account (as agent and for the benefit of the Merger Participants) as a fund from which the Seller Representative may pay or reimburse any amounts due by or on behalf of the Merger Participants hereunder, including, any losses and third-party fees, expenses or costs it incurs in performing its duties and obligations in connection with this Agreement and the agreements ancillary hereto on behalf of the Merger Participants, including fees and expenses incurred pursuant to the procedures and provisions set forth in Section 2.8, Section 6.11(c) and legal and consultant fees, expenses and costs for reviewing, analyzing and defending any claim or process arising under or pursuant to this Agreement (the foregoing in this Section 10.19(a), collectively, “Administrative Costs”) and to fund any indemnification obligations pursuant to Section 10.21(b). The Merger Participants will not receive any interest or earnings on the Seller Representative Expense Fund and irrevocably transfer and assign to the Seller Representative any ownership right that they may otherwise have had in any such interest or earnings. The Seller Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy.

(b)        Amounts drawn from the Seller Representative Expense Account to pay Administrative Costs shall be drawn to reflect the Merger Participants’ liability for such Administrative Costs in accordance with their respective Pro Rata Shares.

(c)        At such time, and from time to time, that the Seller Representative determines in its sole discretion that the Seller Representative Expense Fund will not be required for the payment of such Administrative Costs or the payment of indemnification obligations pursuant to Section 10.21(b), the Seller Representative shall distribute the amounts then on deposit in the Seller Representative Expense Fund (the “Remaining Funds”) to the Paying Agent, for further distribution to the Merger Participants (subject to Section 2.9(b) and Section 2.11), in each case in accordance with such Person’s Pro Rata Share, the Remaining Funds; provided that, unless a claim is pending which could require payment from the Seller Representative Expense Account, the Seller Representative shall distribute the Remaining Funds in accordance with this sentence as soon as practicable following the completion of the Seller Representative’s responsibilities.

(d)        For tax purposes, the Seller Representative Expense Fund will be treated as having been received and voluntarily set aside by the Merger Participants at the time of Closing.

10.20    Guarantee.

(a)        Notwithstanding anything to the contrary in this Agreement, in consideration of the Company’s execution and delivery of this Agreement and agreement to perform the transactions contemplated hereby, and as a material inducement to such execution, delivery and performance, the Guarantor hereby unconditionally guarantees to the Company the full and prompt payment and performance of all of Parent’s and Merger Sub’s obligations under this Agreement as and when required and due in accordance with the terms and conditions of this Agreement (including the payment of any damages relating to the transaction contemplated hereby) subject in all respects to any valid defenses that Parent and Merger Sub may have under this Agreement (other than relating to bankruptcy, liquidation or similar defenses). This guaranty is non-assignable except with Parent’s and the Seller Representative’s prior written consent. The liability of the Guarantor under this Section 10.20 shall, to the fullest extent permitted under applicable Law, be absolute. irrespective of: (i) the addition or substitution of any Person primarily or secondarily liable for any obligations under this Agreement; or (ii) any change in the corporate existence, structure or ownership of Parent, Merger Sub, the Guarantor or any other Person primarily or secondarily liable with respect to any obligations under this Agreement, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, the Guarantor or any other Person primarily or secondarily liable with respect to any obligations under this Agreement or any of their respective assets or any resulting release or discharge of any obligation of Parent, the Guarantor or any other such Person.

(b)        The Guarantor has access to immediately available funds that will be sufficient to cover any payment obligations of Parent and Merger Sub hereunder.

(c)        The Guarantor is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Guarantor has all requisite corporate power and authority to own its properties, rights or other assets and carry on its business in all material respects as presently owned or conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not materially impair or delay the ability of the Guarantor to effect the transactions contemplated hereby.

(d)        The Guarantor has the requisite corporate authority and power to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of the Guarantor and no other corporate proceedings on the part of the Guarantor are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby by the Guarantor. This Agreement has been duly executed and delivered by the Guarantor and, assuming that this Agreement constitutes the legal, valid and binding obligations of the other parties hereto, constitutes the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

10.21    Seller Representative.

(a)        By the adoption of the Merger or execution of a Incentive Unit Bonus and Release Agreement, as applicable, and by receiving the benefits thereof, including any consideration payable hereunder or thereunder, each Merger Participant shall be deemed to have designated, and hereby designates, the Seller Representative as of the Closing for all purposes in connection with this Agreement and the agreements ancillary hereto, to execute any and all instruments, certificates or other documents on behalf of the Merger Participants, and to do any and all other acts or things on behalf of the Merger Participants, which the Seller Representative may deem necessary or advisable, or which may be required pursuant to this Agreement, the Escrow Agreement, Paying Agent Agreement or otherwise, in connection with the consummation of the transactions contemplated hereby or thereby and the performance of all obligations hereunder or thereunder at or following the Closing, including, but not limited to, the exercise of the power to: (i) execute the Escrow Agreement and Paying Agent Agreement on behalf of the Merger Participants, (ii) act for the Merger Participants with respect to any adjustments pursuant to the Aggregate Closing Date Consideration pursuant to Section 2.8; (iii) give and receive notices and communications to or from Parent and/or the Escrow Agent relating to this Agreement, the Escrow Agreement, the Paying Agent Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement, the Escrow Agreement or the Paying Agent Agreement expressly contemplates that any such notice or communication shall be given or received by the Merger Participants, individually), (iv) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand arbitration or litigation of, and comply with orders of arbitrators or courts with respect to, any dispute between Parent and the Merger Participants, in each case relating to this Agreement, the Escrow Agreement or the Paying Agent Agreement, and (v) take all actions necessary or appropriate in the judgment of the Seller Representative for the accomplishment of the foregoing. The Seller Representative shall have authority and power to act on behalf of the Merger Participants with respect to the disposition, settlement or other handling of all claims under this Agreement, the Escrow Agreement and the Paying Agent Agreement and all rights or obligations arising under this Agreement, the Escrow Agreement and the Paying Agent Agreement. The Merger Participants shall be bound by all actions taken and documents executed by the Seller Representative in connection with this Agreement, the Escrow Agreement and the Paying Agent Agreement, and Parent shall be entitled to rely on any action, consent, instruction or decision of the Seller Representative as being actions, consents, instructions or decisions of each Merger Participant. Notices or communications to or from the Seller Representative shall constitute notice to or from the Merger Participants. The Seller Representative may resign at any time.

(b)        The Seller Representative will incur no liability to the Merger Participants in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Seller Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Merger Participants shall indemnify the Seller Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Seller Representative, the Seller Representative will reimburse the Merger Participants the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. Representative Losses may be recovered by the Seller Representative from (i) the funds in the Seller Representative Expense Fund and (ii) any other funds that become payable to the Merger Participants under this Agreement at such time as such amounts would otherwise be distributable to the Merger Participants; provided, that while the Seller Representative may be paid from the aforementioned sources of funds, this does not relieve the Merger Participants from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Seller Representative be required to advance its own funds on behalf of the Merger Participants or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Merger Participants set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Seller Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Seller Representative or the termination of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

CARE FINDERS TOTAL CARE LLC

By:	/s/ Linda Mintz
Name: Linda Mintz
Title: Co-Chairman

SHAREHOLDER REPRESENTATIVE SERVICES LLC

By:	/s/ Sam Riffe
Name: Sam Riffe
Title: Managing Director

MODIVCARE INC.

By:	/s/ Daniel Greenleaf
Name: Daniel Greenleaf
Title: Chief Executive Officer

SOCRATES HEALTH HOLDINGS, LLC

By:	/s/ Daniel Greenleaf
Name: Daniel Greenleaf
Title: President & Chief Executive Officer

SAINTS MERGER SUB, LLC

By:	/s/ Daniel Greenleaf
Name: Daniel Greenleaf
Title: President & Chief Executive Officer